Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

QUALITY DISTRIBUTION, INC.,

GRUDEN ACQUISITION, INC.

and

GRUDEN MERGER SUB, INC.

Dated as of May 6, 2015

TABLE OF CONTENTS

		Page

Article I

The Merger; Closing; Effective Time

1.1	The Merger	1
1.2	Closing	2
1.3	Effective Time	2

Article II

Articles of Incorporation and Bylaws of the Surviving Corporation

2.1	The Surviving Corporation Articles of Incorporation	2
2.2	The Surviving Corporation Bylaws	2

Article III

Officers and Directors of the Surviving Corporation

3.1	Directors of the Surviving Corporation	3
3.2	Officers of the Surviving Corporation	3

Article IV

Effect of the Merger on Capital Stock; Exchange of Certificates; Closing Payments

4.1	Merger Effect on Capital Stock	3
4.2	Exchange of Certificates	4
4.3	Treatment of Equity Awards	7
4.4	Adjustments to Prevent Dilution	8
4.5	No Liability	8
4.6	Withholding Rights	8
4.7	Closing Payments	9

Article V

Representations and Warranties

5.1	Representations and Warranties of the Company	10
5.2	Representations and Warranties of the Buyer Parties	28

i

Article VI

Covenants

6.1	Interim Operations	32
6.2	Acquisition Proposals; Go-Shop Period	36
6.3	Proxy Statement; Information Supplied	41
6.4	Shareholders Meeting	42
6.5	Filings; Other Actions	43
6.6	Access and Reports	44
6.7	Stock Exchange De-Listing	44
6.8	Publicity	44
6.9	Employee Benefits; Employee Matters	45
6.10	Expenses	46
6.11	Indemnification; Directors’ and Officers’ Insurance	46
6.12	Takeover Statutes	48
6.13	Financing; Financing Cooperation; Credit Agreement; Company Notes	48
6.14	Shareholder Litigation	55
6.15	Rule 16b–3	55
6.16	Notification of Certain Matters	55
6.17	Transfer Taxes	55
6.18	Director Resignation	56
6.19	Confidentiality	56

Article VII

Conditions

7.1	Conditions to Each Party’s Obligation to Effect the Merger	56
7.2	Conditions to Obligations of the Buyer Parties	56
7.3	Conditions to Obligation of the Company	57
7.4	Frustration of Closing Conditions	58

Article VIII

Termination

8.1	Termination by Mutual Consent	58
8.2	Termination by Either Parent or the Company	58
8.3	Termination by the Company	59
8.4	Termination by Parent	59
8.5	Effect of Termination and Abandonment	60

ii

Article IX

Miscellaneous and General

9.1	Non-survival of Representations and Warranties, Covenants and Agreements	63
9.2	Modification or Amendment	63
9.3	Waiver of Conditions	63
9.4	Counterparts	64
9.5	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	64
9.6	Notices	66
9.7	Entire Agreement	67
9.8	No Third Party Beneficiaries	67
9.9	Obligations of Parent and of the Company	68
9.10	Definitions	68
9.11	Severability	71
9.12	Interpretation; Construction	71
9.13	Assignment	72

EXHIBITS & ANNEXES:

Exhibit A:	Articles of Incorporation of the Surviving Corporation
Annex A:	Defined Terms

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of May 6, 2015, by and among Quality Distribution, Inc., a Florida corporation (the “Company”), Gruden Acquisition, Inc., a Delaware corporation (“Parent”), and Gruden Merger Sub, Inc., a Florida corporation and a wholly owned subsidiary of Parent (“Merger Sub”, and together with Parent the “Buyer Parties”).

RECITALS

WHEREAS, the parties wish to effect a business combination through a merger of Merger Sub with and into the Company (the “Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Florida Business Corporation Act (the “FBCA”), with the Company continuing as the surviving corporation in the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are in the best interests of the Company and its shareholders, and has approved and declared it advisable to enter into this Agreement, and (ii) adopted a resolution recommending that this Agreement be approved and adopted by the shareholders of the Company;

WHEREAS, the respective board of directors of each of Parent and Merger Sub has each approved the Merger upon the terms and subject to the conditions set forth in this Agreement and have approved and declared it advisable to enter into this Agreement;

WHEREAS, Parent, as the sole shareholder of Merger Sub, will immediately following execution hereof adopt this Agreement and approve the transactions contemplated hereby; and

WHEREAS, the Company and Buyer Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the FBCA and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and the separate corporate existence of the Company under the laws of the State of Florida, with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as otherwise set forth in this Article I. The Merger shall have the effects specified in the FBCA.

1.2 Closing. The closing for the Merger (the “Closing”) shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York 10004 at 10:00 a.m. (New York local time) on the later of (i) the third (3rd) Business Day following the satisfaction or waiver, if permitted by applicable Law, in accordance with this Agreement of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of all conditions at the Closing) and (ii) the first (1st) Business Day following the final day of the Go-Shop Period (subject to the satisfaction or waiver, if permitted by applicable Law, in accordance with this Agreement of all of the conditions set forth in Article VII as of the date determined pursuant to this Section 1.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of all conditions at the Closing)); or at such other time and date or at such other place as Parent and the Company may mutually agree upon in writing. Notwithstanding the foregoing, if the Marketing Period has not ended prior to the date on which the Closing is to occur pursuant to the immediately preceding sentence, then the Closing shall occur instead on the Business Day following the satisfaction or waiver, if permitted by applicable Law, of all of the conditions set forth in Article VII that is the earlier to occur of (A) any Business Day before or during the Marketing Period as may be specified by Parent on no fewer than two (2) Business Days’ prior written notice to the Company, and (B) the third Business Day following the final day of the Marketing Period, or at such other time and date or at such other place as Parent and the Company may mutually agree upon in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

1.3 Effective Time. Prior to the Closing Date, Parent and the Company shall prepare, and upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Parent shall cause the articles of merger (the “Articles of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Florida as provided in Section 607.1105 of the FBCA. The Merger shall become effective at the time when the Articles of Merger have been duly filed with the Secretary of State of the State of Florida, or at such later time as may be agreed by the parties in writing and specified in the Articles of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

ARTICLE II

ARTICLES OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION

2.1 The Surviving Corporation Articles of Incorporation. At the Effective Time, the articles of incorporation of the Company shall be amended and restated in their entirety, subject to Section 6.11, to be in the form attached hereto as Exhibit A and, as so amended, shall be the articles of incorporation of the Surviving Corporation (the “Charter”), until duly amended and restated in accordance with its terms and as provided by applicable Law (subject to Section 6.11).

2.2 The Surviving Corporation Bylaws. At the Effective Time, and without any further action on the part of the Company or Merger Sub, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time and with such modifications as may be required by

Section 6.11, shall, by virtue of the Merger, be the bylaws of the Surviving Corporation (the “Bylaws”), until duly amended in accordance with their terms, the Charter and as provided by applicable Law.

ARTICLE III

OFFICERS AND DIRECTORS OF THE SURVIVING CORPORATION

3.1 Directors of the Surviving Corporation. The parties hereto shall take, or cause to be taken, all actions necessary so that the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation and shall hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

3.2 Officers of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation, each to hold office until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE IV

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES; CLOSING PAYMENTS

4.1 Merger Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holders of any securities of the Company or the sole shareholder of Merger Sub:

(a) Merger Consideration. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than (A) shares of Company Common Stock owned directly by Parent or Merger Sub immediately prior to the Effective Time, (B) shares of Company Common Stock owned by the Company or any direct or indirect wholly owned Subsidiary of the Company immediately prior to the Effective Time, in each case of (A) and (B) other than shares of Company Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (C) shares of Company Common Stock that are Dissenting Shares (together with the shares of Company Common Stock referred to in the immediately preceding clauses (A) and (B), the “Excluded Shares”), shall be automatically converted into the right to receive $16.00 in cash (the “Per Share Merger Consideration”), payable to the holder thereof, without interest, in the manner set forth in Section 4.2. At the Effective Time, all of the shares of Company Common Stock that have been converted into the right to receive the Per Share Merger Consideration shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate and uncertificated interest formerly representing any shares of Company Common Stock (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration for each such share of Company Common Stock, payable without interest, in accordance with this Section 4.1 and Section 4.2.

(b) Cancellation of Excluded Shares. Each Excluded Share issued and outstanding immediately prior to the Effective Time shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to the right of the record holder of any Dissenting Shares to receive the payment for such Dissenting Shares pursuant to Section 4.2(g).

(c) Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2 Exchange of Certificates.

(a) Paying Agent. Prior to the Closing Date, Parent and Merger Sub shall enter into an agreement (in a form reasonably acceptable to the Company) with a paying agent reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Per Share Merger Consideration. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent for the benefit of the record holders of Company Common Stock (other than Excluded Shares), a cash amount in immediately available funds necessary and sufficient for the Paying Agent to make all payments under Section 4.1(a) (such cash amount being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than as set forth in this Article IV. The Paying Agent shall invest the Exchange Fund as directed by Parent solely in (i) direct short-term obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, or (iv) a combination of any of the foregoing. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 4.1(a) shall be returned to Parent in accordance with Section 4.2(e). No such investment or losses thereon shall relieve Parent, the Surviving Corporation or the Paying Agent from making the payments required by this Article IV or affect the amount of Per Share Merger Consideration payable to holders of Company Common Stock, and to the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 4.1(a), Parent shall promptly provide additional cash to the Paying Agent to add to the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 4.1(a). Parent shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Company Common Stock for the Per Share Merger Consideration.

(b) Exchange Procedures. Promptly after the Effective Time and in any event not later than the third (3rd) Business Day following the Effective Time, the Surviving Corporation shall cause to be mailed to each record holder, as of the Effective Time, of an outstanding certificate or outstanding certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock, which have converted into the right to receive the Per Share Merger Consideration with respect thereto pursuant to Section 4.1, a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the shares of Company Common Stock represented by any certificates held by such person shall pass, only upon proper delivery of such certificates to the Paying Agent) and instructions for use in effecting the surrender of the certificates. Upon surrender to the Paying Agent of a certificate representing shares of Company Common Stock, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the Paying Agent shall issue and deliver to the holder of such certificate, by check or wire transfer (as specified in the letter of transmittal), a cash amount (less any required Tax withholdings as provided in Section 4.6) equal to the product of (i) the Per Share Merger Consideration and (ii) the number of shares of Company Common Stock formerly represented by such certificate and such certificate (and the shares of Company Common Stock represented thereby) shall then be canceled. Promptly after the Effective Time and in any event not later than the third (3rd) Business Day following the Effective Time, the Paying Agent shall issue and deliver to each holder of uncertificated shares of Company Common Stock that was issued and outstanding immediately prior to the Effective Time and were represented by book-entry (“Book-Entry Shares”) a check or wire transfer for an amount of cash (less any required Tax withholdings as provided in Section 4.6) equal to the product of (i) the Per Share Merger Consideration and (ii) the number of such Book-Entry Shares, without such holder being required to deliver a certificate or an executed letter of transmittal to the Paying Agent, and such Book-Entry Shares shall then be canceled. No interest shall be paid or accrued for the benefit of holders of the shares of Company Common Stock on the Per Share Merger Consideration payable in respect thereof. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, it shall be a condition of payment that such certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a person other than the registered holder of the certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 4.2(b), each certificate representing shares of Company Common Stock shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration as contemplated by Section 4.1.

(c) Depository Trust Company. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 11:30 a.m. (New York City time) on the Closing Date, the Paying Agent will transmit to DTC or such nominee immediately prior to the Effective Time an amount of cash (less any required Tax withholdings as provided in Section 4.6) equal to the product of (i) the Per Share Merger Consideration and (ii) the number of all Book-Entry Shares (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:30 a.m. (New York City time) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Common Stock. If, after the Effective Time, any certificate representing shares of Company Common Stock is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and, subject to compliance with the procedures set forth in Section 4.2(b), exchanged for the cash amount to which the holder thereof is entitled pursuant to this Article IV (less any required Tax withholdings as provided in Section 4.6) to be paid in the manner specified in the letter of transmittal to an account designated by such holder.

(e) Termination of Exchange Fund. At any time after the date that is twelve (12) months after the Closing Date, Parent shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the holders of the Company Common Stock issued and outstanding immediately prior to the Effective Time. Any holder of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to Parent (subject to abandoned property, escheat or other similar laws) for payment of the amount to which such record holder is entitled as a result of the Merger (upon due surrender of their shares of Company Common Stock in accordance with the terms hereof).

(f) Lost, Stolen or Destroyed Certificates. In the event any certificate representing shares of Company Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation or the Paying Agent with respect to such certificate, the Paying Agent will deliver, in exchange for shares of Company Common Stock represented by such lost, stolen or destroyed certificate, an amount in cash (less any required Tax withholdings as provided in Section 4.6) equal to the product of (i) the number of shares of Company Common Stock represented by such lost, stolen or destroyed certificate and (ii) the Per Share Merger Consideration.

(g) Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, if required by FBCA (but only to the extent required thereby), shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect to their shares of Company Common Stock in accordance with, and who have complied with, Sections 607.1301-607.1333 of FBCA (the “Dissenting Shares”) will not be converted into the right to receive the Per Share Merger Consideration, and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Sections 607.1301-607.1333 unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under FBCA. If, after the Effective Time, any holder of Dissenting Shares fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Per Share Merger Consideration, without any interest thereon, and Parent shall remain liable for payment of the Per Share Merger

Consideration for such shares. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Sections 607.1301-607.1333 of FBCA and as provided in the previous sentence. The Company will give Parent (x) prompt notice of any demands received by the Company for appraisals and any withdrawals of such demands and (y) the opportunity to participate in all negotiations and proceedings with respect to such notices and demands. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal or settle, compromise, offer to settle or compromise, or otherwise negotiate any such demands.

4.3 Treatment of Equity Awards.

(a) Options. At the Effective Time, except as otherwise agreed to by Parent and the holder of any unexercised option to purchase shares of Company Common Stock (a “Company Option”), each Company Option issued by the Company under the Stock Plan or otherwise, whether vested or unvested, and which is outstanding as of immediately prior to the Effective Time, shall be accelerated and cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than the payment date for the first full payroll cycle following the Effective Time), an amount in cash equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of Company Common Stock under such Company Option, less applicable Taxes required to be withheld with respect to such payment.

(b) Restricted Stock Awards. At the Effective Time, except as otherwise agreed to by Parent and the holder of any restricted stock award, restricted stock unit award or other similar equity award that is not a Company PSA (a “Company RSA”), each Company RSA issued by the Company under the Stock Plan or otherwise, and which has not already vested and is outstanding as of immediately prior to the Effective Time, shall vest in full, be canceled, and the holder thereof shall be entitled to receive, as soon as administratively practicable after the Effective Time (but in any event no later than the payment date for the first full payroll cycle following the Effective Time) for each such Company RSA an amount in cash, without interest, determined by multiplying (i) the Per Share Merger Consideration by (ii) the number of shares of Company Common Stock covered by such Company RSA, less applicable Taxes required to be withheld with respect to such payment.

(c) Performance Share Awards. At the Effective Time, except as otherwise agreed to by Parent and the holder of any performance share award (a “Company PSA”), each Company PSA granted under the Stock Plan or otherwise, and which is outstanding as of immediately prior to the Effective Time, shall vest at (i) maximum level (as such term is used in the applicable performance share award agreement) for Company PSAs granted in 2014, and (ii) target level (as such term is used in the applicable performance share award agreement) for Company PSAs granted in 2015 (subject to the proration of the number of shares covered by each such Company PSA as set forth below), be canceled, and the holder thereof shall be entitled to receive, as soon as administratively practicable after the Effective Time (but in any event no later than the payment date for the first full payroll cycle following the Effective Time) for each Company PSA an amount in cash, without interest, determined by multiplying (i) the Per Share

Merger Consideration by (ii) (x) the number of shares of Company Common Stock covered by each Company PSA granted in 2014 at maximum level (without proration) and (y) twenty-five percent (25%) of the number of shares of Company Common Stock covered by each Company PSA granted in 2015 at target level, in each case less applicable Taxes required to be withheld with respect to such payment.

(d) Payment of Equity Amounts. Parent will take all actions necessary so that, at or after the Effective Time, the Surviving Corporation shall pay or cause to be paid to each holder of Company Options, Company RSAs and Company PSAs granted under the Stock Plan or otherwise the awards to which such holder is entitled as determined in accordance with this Section 4.3 through the Surviving Corporation’s or applicable Subsidiary’s payroll, unless alternative arrangements are specified by such holder, to the extent permitted thereby. In the event that the Surviving Corporation has insufficient cash to make such payment to each holder of Company Options, Company RSAs and Company PSAs, Parent shall pay such amounts or provide to the Surviving Corporation sufficient cash to pay such amounts.

(e) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board (or another committee duly authorized by the Company Board), as applicable, shall adopt resolutions and provide any notices required to holders of Company Options, Company RSAs and Company PSAs to (i) implement the provisions of this Section 4.3 and (ii) cause there to be no rights to acquire Company Common Stock following the Effective Time.

4.4 Adjustments to Prevent Dilution. If, between the date of this Agreement and the Effective Time there is any change in the number of shares of Company Common Stock or securities convertible or exchangeable into or exercisable for Company Common Stock as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted, without duplication, to provide to the holders thereof the same economic effect as contemplated by this Agreement prior to such event.

4.5 No Liability. To the fullest extent permitted by applicable Law, none of the parties to this Agreement, the Surviving Corporation or the Paying Agent will be liable to any shareholders of the Company or other Person in respect of any cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund remaining unclaimed by shareholders of the Company as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

4.6 Withholding Rights. Each of Parent, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the transactions contemplated by this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) and the rules and regulations promulgated thereunder or any other applicable state, local or non-U.S. Tax Law and shall timely remit any amounts so withheld to the applicable Governmental Entity. To the extent that amounts are so withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Persons otherwise entitled to the payment in respect of which such deduction and withholding was made by Parent, the Company, the Surviving Corporation or the Paying Agent, as the case may be.

4.7 Closing Payments. At the Closing, (a) (i) Parent shall pay or cause to be paid, on behalf of the issuers under the Indenture (the “Issuers”), to the trustee under the Indenture (the “Trustee”) and/or a depositary under the Company Notes Tender Offer, as applicable, funds in an amount equal to (x) the aggregate amount payable in connection with the Company Notes Tender Offer amount (if the Company elects to make the Company Notes Tender Offer pursuant to Section 6.13(d)), and (y) an amount necessary for the Issuers to redeem all of the Company Notes on the redemption date (after giving effect to any purchases of Company Notes on the Closing Date pursuant to the Company Notes Tender Offer, if applicable), and (ii) with respect to any Company Notes that will remain outstanding after the Closing Date, the Company shall deliver to the Trustee (A) an officer’s certificate stating that, at or after the Closing, the Company shall, or shall have caused the Trustee to, mail or cause to be mailed an irrevocable redemption notice in accordance with the Indenture to each holder of the outstanding Company Notes, stating that the Issuers intend to irrevocably call all of the outstanding Company Notes for redemption, on a redemption date no later than thirty (30) days after the Closing (or if such day is not a Business Day, the following Business Day) or as soon as reasonably practicable under the Indenture, and (B) an officer’s certificate of the Issuers and opinion of counsel, in each case in accordance with Section 8.01 of the Indenture, to effect the satisfaction and discharge of the Company Notes in accordance with the Indenture and (b) Parent shall pay to the agent for the benefit of the lenders under the Credit Agreement an amount necessary to pay off all outstanding loans and other obligations under the Credit Agreement, and terminate all commitments thereunder.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Company. Except as set forth in (x) corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to or simultaneously with entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent) or (y) any Company Report filed with or furnished to the SEC under Section 13(a), 14(a) or 15(d) of the Exchange Act and publicly available at least two days prior to the date of this Agreement (excluding any disclosures set forth in any “risk factor” section or market risk section, and in any section relating to forward-looking, safe harbor or similar statements or to other disclosures in such Company Reports to the extent (and only to the extent) they are cautionary, predictive or forward–looking in nature); provided, that in no event shall any such disclosure in any Company Report qualify or limit the representations and warranties in Sections 5.1(b), 5.1(c), 5.1(d), and 5.1(s), the Company hereby represents and warrants to the Buyer Parties as follows:

(a) Organization, Good Standing and Qualification. The Company and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where any such failure to be so organized, existing, in good standing, qualified or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has publicly filed with the SEC or otherwise made available to Parent complete and correct copies of the certificates of incorporation and bylaws or comparable organizational and governing documents of each of the Company and its “significant subsidiaries” (as such term is defined in Section 1–02 of Regulation S–X under the Exchange Act), each as amended to the date of this Agreement, and each as so made available is in full force and effect on the date of this Agreement and neither the Company nor any of its “significant subsidiaries” are in violation of any provision of such documents. Section 5.1(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date hereof, of each Subsidiary of the Company and its place and form of organization.

(i) “Affiliate” means, when used with respect to any Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”); for avoidance of doubt, the term “Affiliate” shall not include the Company Independent Affiliates;

(ii) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries; and

(iii) “Company Material Adverse Effect” means a change, event, occurrence, state of facts or development (an “Event”) that (x) has a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, or (y) prevents the Company from consummating the Merger or any of the other transactions contemplated by this Agreement, other than, solely with respect to the foregoing clause (x) above, Events arising out of or resulting from any of the following: (a) Events generally affecting the economy, credit, capital, securities or financial markets or political or geopolitical conditions in the United States or elsewhere in the world; (b) Events that are the result of acts of war (whether or not declared), armed hostilities, sabotage, terrorism or any man-made or natural disasters, or any escalation or worsening of any such acts of war (whether or not declared), armed hostilities, sabotage, terrorism or any man-made or natural disasters; (c) Events that are the result of factors generally affecting any of the industries in which any of the Company or its Subsidiaries operate (which shall include tank trucking, transportation logistics, chemical bulk transportation, transportation of oil, water and other materials related to the oil and gas market or intermodal ISO tank container or depot services); (d) any change in applicable

Law or GAAP on or after the date hereof; (e) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded may be taken into account in determining whether there has been a Company Material Adverse Effect); (f) any decline in the market price or trading volume of the Company Common Stock on the The Nasdaq Global Market in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded may be taken into account in determining whether there has been a Company Material Adverse Effect); (g) the public announcement or pendency of this Agreement, including public announcement of the identity of (or any facts or circumstances relating to) the Buyer Parties or their respective Affiliates, or any communication by the Buyer Parties or any of their respective Affiliates regarding their plans or intentions with respect to the post–Closing conduct of the business or assets of the Company or its Subsidiaries; (h) any action or omission explicitly required under this Agreement or any action taken or omitted to be taken at the specific request of the Buyer Parties, or any action or omission to which any of the Buyer Parties has expressly consented in writing, or (i) the matters set forth in Section 5.1(a)(iii) of the Company Disclosure Letter; provided, however, that any Events arising out of or resulting from any of the matters set forth in clauses (a), (b), (c), or (d) may be taken into account in determining whether there has been a Company Material Adverse Effect, in each case to the extent, that such Events have a disproportionate material adverse impact on the Company and its Subsidiaries (but only to the extent of such disproportionate material adverse impact), taken as a whole, compared to similarly situated participants operating in the industries in which any of the Company or its Subsidiaries operate; and provided, further, that any Events arising out of or resulting from any of the matters set forth in Section 5.1(a)(iii) of the Company Disclosure Letter may be taken into account in determining whether there has been a Company Material Adverse Effect, in each case to the extent that such Events result in a material worsening (but only to the extent of such material worsening) in the state of facts relating to any such matter compared to the state of facts known as of the date hereof.

(b) Capital Structure. The authorized capital stock of the Company consists of 49,000,000 shares of Company Common Stock, and 490,000 shares of preferred stock, no par value (“Preferred Shares”), of which 28,091,003 shares of Company Common Stock and no Preferred Shares were outstanding as of April 30, 2015. As of April 30, 2015, (i) an aggregate of 1,042,598 shares of Company Common Stock were subject to or otherwise deliverable in connection with the exercise of outstanding Company Options issued pursuant to the 2003 Stock Option Plan, the 2003 Restricted Stock Incentive Plan and the Quality Distribution, Inc. 2012 Equity Incentive Plan (collectively, the “Stock Plan”) and (ii) 1,368,074 Company RSAs (excluding outstanding shares of restricted stock that are included in the number of shares of Company Common Stock outstanding in the prior sentence) and/or Company PSAs (including the maximum number of outstanding Company PSAs) were outstanding under the Stock Plan. Section 5.1(b) of the Company Disclosure Letter contains a correct and complete list as of April 30, 2015 of (i) a schedule of the outstanding Company Options, including the applicable exercise prices therefor, vesting schedules and the holders thereof, and (ii) a schedule of the Company RSAs and Company PSAs (setting forth the target and maximum number of Company PSAs) including vesting schedules and the holders thereof. Each of the outstanding shares of capital stock or other equity securities of each of the Company and each of its Subsidiaries is duly authorized, validly issued, fully paid and nonassessable. Each of the outstanding shares of capital stock or other equity securities of each Subsidiary of the Company is owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, mortgage, security interest, claim or other encumbrance (each, a “Lien”) other than (i) Liens imposed under any federal or state securities Laws or (ii) Liens securing the Amended and Restated Credit Agreement, dated November 3, 2014, among the Company, Quality Distribution, LLC, as borrower, Bank of America, N.A., as administrative agent and collateral agent, and the lenders party thereto (the “Credit Agreement”) and the 9.875% Second-Priority Senior Secured Notes due 2018 (the “Company Notes”) issued pursuant to that certain Indenture, dated as of November 3, 2010, by and among Quality Distribution, LLC and QD Capital Corporation, as issuers and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent (the “Indenture”). Except as set forth above and except as set forth in the articles of incorporation or bylaws of the Company and corresponding organizational documents of each of the Company’s Subsidiaries, as of the date hereof, there are no preemptive rights, options, warrants, conversion rights, stock appreciation rights, restricted shares, performance awards, contingent value rights, “phantom” stocks, redemption rights, repurchase rights, calls or commitments or similar rights, or any agreements or arrangements to which the Company or any of its Subsidiaries are a party or by which they are bound, that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Subsidiaries, or voting trusts or similar agreements to which the Company is a party with respect to the voting of the capital stock of the Company and no securities or obligations evidencing such rights are authorized, issued or outstanding. All outstanding shares of capital stock of the Company have been, and all shares of Company Common Stock that may be issued pursuant to terms of the Stock Plan, will be, duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens other than Liens imposed under any federal or state securities Laws. None of the Company or any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness which by their terms grant to their holders thereof the right to vote (or which are by their terms convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. Except as set forth in the articles of incorporation or bylaws of the Company and corresponding organizational documents of each of the Company’s Subsidiaries, there are no contractual obligations of the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries is required to register under the Securities Act any Company Common Stock or other equity interests of the Company or any of its Subsidiaries or any other securities of the Company or any of its Subsidiaries. Section 5.1(b) of the Company Disclosure Letter contains a correct and complete list as of the date hereof of any Person that is not a Subsidiary of the Company in which the Company or any of its Subsidiaries own, directly or indirectly, any equity interest.

(c) Corporate Authority and Approval.

(i) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated by, and to perform its obligations under, this Agreement, subject, in the case of the Merger, to receipt of the Company Requisite Vote. The execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby, including the Merger, have been duly authorized and approved by all necessary corporate action and no other corporate, company, limited partnership or other action on the part of the Company is necessary other than the receipt of the affirmative vote of a majority of the votes entitled to be cast by the holders of the Company Common Stock (the “Company Requisite Vote”). This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery by each of the other parties hereto, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) As of the date hereof, the Company Board has, by resolutions duly adopted at a meeting duly called and held, which resolutions have not been rescinded, modified or withdrawn as of the time of the execution and delivery of this Agreement, by unanimous vote of those directors present and voting (1) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders, adopted and approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby, and has resolved, subject to Section 6.2, to recommend approval of this Agreement and the transactions contemplated hereby, including the Merger, to the holders of Company Common Stock (the “Company Recommendation”) and (2) directed that this Agreement be submitted to the holders of Company Common Stock for their adoption at a shareholders’ meeting duly called and held for such purpose.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Except for (A) such filings of reports under the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder; (B) such filings and notifications as may be required by the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”); (C) the applicable requirements of the The Nasdaq Global Market; (D) such approvals that may be required under N.J.S.A. 48:2-51.1, N.J.S.A. 13:1D-1 and N.J.A.C. 7:26H-3.4, applicable to the operations of the Company or its Subsidiaries as a solid waste utility in New Jersey; or (E) the filing with the Secretary of State of the State of Florida of the Articles of Merger as provided in Section 607.1105 of the FBCA; no material notices, authorizations, approvals, permits, licenses, orders, reports or other filings are required to be made by the Company or its Subsidiaries with, nor are any material consents, registrations, approvals, permits or authorizations required to be obtained by the Company or its Subsidiaries from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby.

(ii) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the articles of incorporation or bylaws of the Company or the comparable governing documents of any of the Company’s Subsidiaries, (B) assuming that the consents, approvals and filings referred to in Section 5.1(d)(i) are duly obtained and/or made, a violation of any Law to which the Company or any of its Subsidiaries is subject or by which any of their properties, rights or assets is bound or affected, (C) a breach, default (with or without notice or lapse of time, or both) under, or right of termination, acceleration or cancellation or adverse change of any right or obligation or loss of any material benefit to which the Company or any of its Subsidiaries is entitled, under any Material Contract (other than the Credit Agreement and the Company Notes) or (D) creation or imposition of any Liens, other than any Permitted Lien or any Lien created as a result of any action taken by or at the direction of the Buyer Parties, upon any of the properties, rights or assets of the Company or any of its Subsidiaries, except, in the case of clauses (B)-(D) above, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the Securities and Exchange Commission (“SEC”) pursuant to the Exchange Act or the Securities Act on or after January 1, 2014 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, and including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company Reports”). As of their respective effective dates or filing or furnishing dates or amendment dates, as applicable, each of the Company Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes–Oxley Act of 2002, and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective effective dates, filing or furnishing dates or amendment dates, as applicable, the Company Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company has made available to Parent all material written correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, since the Applicable Date. As of the date hereof, there are no material outstanding or unresolved written comments received from the SEC with respect to any of the Company Reports. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(ii) Each of the consolidated balance sheets and consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows (including all related notes) included in or incorporated by reference into the Company Reports (the “Company Financial Statements”) (A) fairly presents in all material respects the consolidated results of statements of operations, changes in liabilities subordinated to claims of general creditors, changes in members’ equity and the consolidated financial condition of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to normal year–end audit adjustments) and (B) has been prepared in conformity with GAAP consistently applied during the periods involved (except in the case of unaudited statements for the absence of footnotes and other presentation items), except, in each case, as indicated in such statements or in the notes thereto. The Company maintains disclosure controls and procedures as required by Rule 13a–15 or 15d–15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by the Company in the Company Reports is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company Reports. The Company maintains internal control over financial reporting (as defined in Rule 13a–15 or 15d–15, as applicable, under the Exchange Act). Such internal control over financial reporting is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since the Applicable Date, the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a–15(f) of the Exchange Act) that were Known to the Company and (B) any fraud or allegation of fraud Known to the Company that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(iii) Since the Applicable Date, (i) to the Knowledge of the Company, none of the Company or any of its Subsidiaries or any of their directors or officers has received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, other than billing inquiries or complaints made in the ordinary course of business, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the Company Board, any committee thereof or to any officer of the Company evidence of a material violation of securities laws, a breach of fiduciary duty or a similar material violation by the Company or any of its Subsidiaries or any of their officers, directors or employees.

(iv) None of the Company or any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, other than liabilities and obligations (A) set forth or as reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2014 included in the Company Reports filed prior to the date of this Agreement, (B) incurred since December 31, 2014 in the ordinary course of business consistent with past practice, (C) incurred in connection with this Agreement and the transactions contemplated by this Agreement or (D) as would not reasonably be expected to have a Company Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

(f) Absence of Certain Changes. Since December 31, 2014 through the date hereof, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in accordance with the ordinary course of such businesses, consistent with past practices (other than the negotiation and preparation to enter into this Agreement and the transactions contemplated hereby); (ii) no Event has occurred that has had, or would reasonably be expected to have, a Company Material Adverse Effect; and (iii) there have not been any actions taken by the Company or any of its Subsidiaries that, if taken during the period from the date hereof through the Effective Time, would require Parent’s consent pursuant to clauses (iii), (vi), (vii), (viii), (ix), (x), (xiii), (xiv), (xv) and (xvi) of Section 6.1(a).

(g) Litigation and Liabilities.

(i) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, mediations, investigations or other proceedings (collectively, “Actions”) pending or, to the Knowledge of the Company, threatened in writing against or involving the Company or any of its Subsidiaries that has or would reasonably be expected to have a Company Material Adverse Effect, taken as a whole.

(ii) Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, penalty, settlement agreement, verdict, decree or award entered, issued or made by or with any Governmental Entity that has or would reasonably be expected to have a Company Material Adverse Effect, taken as a whole.

(iii) The representations in this Section 5.1(g) do not apply to Environmental Laws.

(h) Employee Benefits.

(i) All Benefit Plans primarily for the benefit of current or former employees, directors, consultants or individual independent contractors of the Company or its Subsidiaries (“Service Providers”) or any spouse or dependent of such individuals are listed on Section 5.1(h)(i) of the Company Disclosure Letter.

(ii) For each Benefit Plan, other than any Multiemployer Plan, the Company has made available to Parent accurate, current and complete copies of each of the following: (A) where the Benefit Plan has been reduced to writing, the plan document and all amendments (whether currently effective or to become effective at a later date); (B) where the Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (C) any trust agreements or other funding arrangements and insurance contracts; (D) any summary plan descriptions, summaries of material modifications and employees handbooks; (E) in the case of any Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service (the “IRS”); (F) the most recent annual report (Form 5500 and all schedules thereto); (G) actuarial valuation reports for the most recently completed plan year; (H) the most recent nondiscrimination and top-heavy tests under the Code; (I) copies of material notices, letters or other correspondence from the IRS, Department of Labor, the United States Pension Benefit Guaranty Corporation or other Governmental Entity; and (J) any material filings under any voluntary compliance, self-correction or similar program sponsored by any Governmental Entity. With respect to each Multiemployer Pension Plan, the Company has made available to Parent all material information received by the Company or any of its Subsidiaries since the Applicable Date regarding its funded status (including any funding improvement or rehabilitation plan or schedule), financial condition or related matters.

(iii) Except as would not be reasonably likely to result in material liability to the Company, all Benefit Plans (other than Multiemployer Plans) have been maintained in compliance with ERISA, the Code and any other applicable Laws. Each Benefit Plan (other than a Multiemployer Plan) that is intended to be qualified under Section 401(a) of the Code and each trust intended to be exempt under Section 501(a) of the Code, has received a current favorable determination or opinion letter from the IRS, such letter has not been revoked (nor, to the Knowledge of the Company, has revocation been threatened in writing), and to the Knowledge of the Company, no circumstances exist as of the date hereof that would reasonably be expected to result in the loss of the qualification of such Benefit Plan under Section 401(a) of the Code or loss of the exemption of such trust under Section 501(a) of the Code. Except as would not reasonably be expected to result in material liability to the Company, neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any “employee benefit plan” within the meaning of Section 3(3) of ERISA that could reasonably be expected to subject the Company or any of its Subsidiaries to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Except as set forth on Section 5.1(h)(iii) of the Company Disclosure Letter, none of the Company or its Subsidiaries or ERISA Affiliates maintains or contributes or has within the past six years sponsored, maintained or contributed to an employee benefit plan that is subject to Section 302 subtitles C or D of Title IV of ERISA or Sections 412, 430 or 4971 of the Code.

(iv) Except as set forth on Section 5.1(h)(iv) of the Company Disclosure Letter, (A) the Company and its Subsidiaries and its ERISA Affiliates do not have, and in the six years prior to the date hereof have not had, any obligation to contribute to any material Multiemployer Plan and (B) the Company and its Subsidiaries and ERISA Affiliates do not and in the six years prior to the date hereof have not maintained or sponsored a plan sponsored by more than one employer within the meaning of ERISA Section 4063 or Code Section 413(c).

(v) Except as would not reasonably be expected to result in material liability to the Company, all benefits, contributions and premiums relating to each Benefit Plan (other than a Multiemployer Plan), and all benefits accrued under any unfunded Benefit Plan (other than a Multiemployer Plan) have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP.

(vi) There is no (and during the past two years there has been no) proceeding, claim or suit pending or, to the Knowledge of the Company, threatened in writing relating to the Benefit Plans (other than a Multiemployer Plan) that would be material to the Company and its Subsidiaries and ERISA Affiliates, taken as a whole, other than routine claims for benefits. Except as set forth on Section 5.1(h)(vi) of the Company Disclosure Letter, none of the Benefit Plans (other than a Multiemployer Plan) provide for material medical, life or death benefits beyond termination of service or retirement, other than pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any similar state or local Law. Except pursuant to individual arrangements providing for post–termination welfare benefits not in excess of three years or as set forth on Section 5.1(h)(vi) of the Company Disclosure Letter, the Company and each of its Subsidiaries has reserved the right to amend, terminate or modify at any time all material plans or material arrangements providing for post–retirement welfare benefits without material liabilities to the Company or any of its Affiliates other than ordinary administrative expenses typically incurred in a termination event.

(vii) Except as otherwise set forth in this Agreement, none of the execution of this Agreement, the adoption of this Agreement by holders of shares constituting the Company Requisite Vote or the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) result in any payment becoming due, or increase the amount of compensation (including equity or equity-based compensation) due, to any Service Provider, (B) increase any benefits otherwise payable under any Benefit Plan; (C) result in the acceleration of the time of payment or vesting of any compensation or benefits; (D) result in any “excess parachute payment” within the meaning of Section 280G(b) of the Code; (E) require a gross-up or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code; or (F) result in payments under any Benefit Plan that would not be deductible under Section 162(m) of the Code.

(viii) Except as would not result in material liability to any Service Provider or service recipient, each Benefit Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance thereunder.

(ix) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Multiemployer Plan and Multiemployer Pension Plan, as applicable: (A) all contributions due from the Company or any of its Subsidiaries or ERISA Affiliates on or prior to the Closing Date have been timely made to such plan; (B) none of the Company or any of its Subsidiaries or ERISA Affiliates has received any notice or has reason to believe that increased contributions may be required to avoid a reduction in plan benefits or the imposition of an excise tax; (C) except with respect to the expiration of the agreement set forth on Section 5.1(h)(ix) of the Company Disclosure Letter, no event has occurred for which the giving of notice could reasonably be expected to result in any liability under Section 4201 of ERISA as a result of a complete withdrawal (within the meaning of Section 4203 of ERISA) or a partial withdrawal (within the meaning of Section 4205 of ERISA); and (D) to the Knowledge of the Company, none of the Company or any of its Subsidiaries or ERISA Affiliates has received any notice of any claim or demand for a complete or partial withdrawal that has not been satisfied in full.

(x) With respect to the Multiemployer Pension Plan specified on Section 5.1(h)(x) of the Company Disclosure Letter (the “Specified Plan”), the Company has made available to Parent accurate, current and complete copies of all agreements that require, or relate to, contributions to the Specified Plan by the Company or any of its Subsidiaries or ERISA Affiliates (including their respective predecessors, and collectively, the “Controlled Group”), including collecting bargaining agreements, participation agreements, settlement agreements, and contribution agreements. To the Knowledge of the Company, Section 5.1(h)(x) of the Company Disclosure Letter accurately sets forth the Controlled Group’s contribution rates, contribution amounts, and contribution base units (within the meaning of Section 4001(a)(11) of ERISA) with respect to the Specified Plan for the period beginning on January 1, 2005 and ending on December 31, 2014.

(i) Compliance with Laws; Licenses. Neither the Company nor any of its Subsidiaries is, and since January 1, 2013 none have been, in violation of any Law applicable to the Company or any of its Subsidiaries or by which the Company’s or any of its Subsidiaries’ properties are bound, except for any such violation which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has obtained, is in possession of, and is in compliance with, all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity including, among others, any applicable requirements of the U.S. Department of Transportation or with any state with respect to the licensing or registration of motor carriers, (“Licenses”) necessary to conduct its business as presently conducted and all Licenses are in full force and effect and no suspension or cancellation of any of the Licenses is pending or, to the Knowledge of the Company, threatened, except where the failure to so obtain or be in compliance, or such suspension or cancellation, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The representations in this Section 5.1(i) do not apply to Environmental Laws.

(j) Takeover Statutes. Assuming that the representations and warranties of Parent and Merger Sub set forth in Section 5.2(i) are true and correct, no restrictions contained in any “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulations (each, a “Takeover Statute”) or any anti-takeover provision in the articles of incorporation or bylaws of the Company is applicable to the execution, delivery or performance of this Agreement or the consummation of the Merger or any other transactions contemplated in this Agreement.

(k) Environmental Matters. Except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) (A) The Company and its Subsidiaries are, and since the Applicable Date each of them has been, in compliance with applicable Environmental Laws; (B) the Company does not have Knowledge of any facts that would be reasonably expected to form the basis of an Environmental Claim against the Company or its Subsidiaries in the future or any pending or proposed Environmental Laws that are reasonably likely to be enacted or promulgated, which, if enacted or promulgated, would unreasonably interfere with the operations of the Company or impose compliance obligations on the Company or any of its Subsidiaries, including any capital investments; (C) the Company and its Subsidiaries possess and are in compliance with all Licenses required under applicable Environmental Laws for the operation of their businesses as presently conducted and all such Licenses are valid; (D) there is no Environmental Claim pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the Knowledge of the Company, against any Person whose liability for such Environmental Claims the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of Law; and (E) there has been no Release, or threat of Release, of any Hazardous Substance at the Real Property or, to the Knowledge of the Company, at any property formerly owned, leased or operated by the Company or any of its Subsidiaries, which requires reporting, investigation or remediation pursuant to any Environmental Laws by the Company or any of its Subsidiaries which would cause the Company or any of its Subsidiaries to incur liability.

(ii) Except as relates to operations conducted under a United Stated Department of Transportation permit (or permit issued by an analogous state agency) issued to the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries: (A) is responsible to any Governmental Entity for the compliance with Environmental Laws by any Company Independent Affiliates or (B) has any liability under Environmental Laws arising under or related to the operations of its any Company Independent Affiliate.

(iii) The Company has delivered or otherwise made available for inspection to the Buyer Parties true, complete and correct copies and results of any reports, data, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments) studies, analyses, tests or monitoring in the possession or control of the Company or any of its Subsidiaries pertaining to: (A) any Environmental Claims that are pending, threatened or which impose ongoing obligations or liabilities on the Company or any of its Subsidiaries; (B) any Release or threat of Release of Hazardous Substance in, on or beneath any property currently owned, leased or operated by the Company or any of its Subsidiaries, (C) any Release or threat of Release of Hazardous Substances of which the Company has Knowledge, in, on or beneath any property formerly owned, operated or leased by the Company or any of its Subsidiaries; or (D) the Company’s or any of its Subsidiaries’ actual or alleged noncompliance with applicable Environmental Laws.

(iv) Other than Permitted Liens, no Liens have arisen under or pursuant to any Environmental Law on any assets of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, are any such Liens threatened.

(l) Taxes.

(i) All Tax Returns required to have been filed by the Company and each of its Subsidiaries have been timely filed (taking into account any applicable extensions), and all such Tax Returns are true and correct and complete, except in each case where such failures to so file Tax Returns, or the failure of such filed Tax Returns to be true and correct, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Taxes due and payable by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid, except (x) where such failure to so pay has not had and would have reasonably be expected to have individually or in the aggregate a Company Material Adverse Effect, and (y) to the extent such Taxes are being contested in good faith by appropriate proceedings or for which adequate reserves have been established in their financial statements in accordance with GAAP.

(ii) The Company and each of its Subsidiaries (A) have timely withheld and paid over to the appropriate tax authority all material Taxes that the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party; and (B) have not waived in writing any statute of limitations with respect to any material amount of Taxes or agreed in writing to any extension of time with respect to any material Tax assessment or deficiency.

(iii) To the Knowledge of the Company, there are no material Liens for Taxes on any property of the Company or any of its Subsidiaries other than Liens for Taxes not yet due or Permitted Liens.

(iv) There is no material audit, examination, investigation or other proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries in respect of any Taxes. No material deficiency with respect to Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries which has not been fully paid, otherwise resolved or adequately reserved in accordance with GAAP.

(v) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any material obligation under, any material tax sharing arrangement, other than agreements by and among the Company and its Subsidiaries.

(vi) Neither the Company nor any of its Subsidiaries has participated (within the meaning of Treasury Regulations Section 1.6011-4(c)(3)(i)(A)) in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(vii) Neither the Company nor any of its Subsidiaries will be required to include any material item of income (and, in the case of clause (iv), any material item of deduction) in taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) an adjustment under Section 481 of the Code (or any corresponding or similar provision of the Code, state, local or non-U.S. Tax law) by reason of a change in method of accounting made prior to the Closing Date; (ii) a “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) executed on or prior to the Closing Date; (iii) an installment sale or open transaction disposition made on or prior to the Closing Date; (iv) an election under Section 108(i) of the Code made on or prior to the Closing Date; or (v) a prepaid amount received on or prior to the Closing Date.

(viii) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying under Section 355 of the Code in the two years prior to the date hereof.

(ix) Neither the Company nor any of its Subsidiaries (A) is or has been a member of an affiliated group (other than a group the common parent of which is or was the Company) filing an affiliated, consolidated, combined or unitary Tax return or (B) has any material liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502–6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor.

(x) No claim has been made in writing by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company (or such Subsidiary) is or may be subject to taxation by that jurisdiction.

(xi) As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes (x) all federal, state, local and non-U.S. income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (y) any liability for the payment of any amounts of the type described in clause (x) of this definition as a result of being, before the Closing, a member of an affiliated, consolidated, combined or unitary group, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s taxes as a transferee or successor, by contract or otherwise, (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, claims for refund and any amendment thereof) required to be supplied to a Tax authority relating to Taxes, and (C) the term “Treasury Regulations” means the Treasury regulations promulgated under the Code.

(m) Labor Matters.

(i) (A) Neither the Company nor any of its Subsidiaries is (i) a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union, labor organization, employee organization or works council (“Collective Bargaining Agreement”), or (ii) engaged in any negotiation with any labor union, labor organization, employee organization or works council; (B) no employees of the Company or any of its Subsidiaries are represented by any labor union, trade union, works council or labor organization with respect to their employment with the Company or any of its Subsidiaries; and (C) to the Knowledge of the Company, there are no current union organizing activities with respect to any of the employees of the Company or any of its Subsidiaries.

(ii) Except as would not reasonably be expected to result in material liability to the Company, (A) none of the Company or any of its Subsidiaries is the subject of any proceedings asserting that the Company or any of its Subsidiaries has committed unfair labor practice or seeking to compel it to bargain with any labor union, labor organization, employee organization or works council nor is there pending or, to the Knowledge of the Company, threatened in writing, nor has there been since January 1, 2013, any labor strike, walk–out, work stoppage, slow–down, lockout, material grievance or arbitration or other material labor dispute involving the Company or any of its Subsidiaries; (B) the Company and its Subsidiaries are in compliance with all Collective Bargaining Agreements and applicable Laws in respect of employment and employment practices and terms and conditions of employment and wages and hours; (C) neither the Company nor any of its Subsidiaries is, or has been since January 1, 2013, a party to any material Action alleging a violation of any Collective Bargaining Agreement or Law pertaining to labor, employment or employment practices, and, to the Knowledge of the Company, no such Action is pending or threatened; and (D) the Company and its Subsidiaries: (x) have properly classified and treated all of their workers as independent contractors or employees, (y) have withheld and reported all material amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to any current or former independent contractors or employees, and (z) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any

Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for any current or former independent contractors or employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(iii) None of the Company nor any of its Subsidiaries has liabilities under the Worker Adjustment and Retraining Notification Act of 1998 or equivalent applicable Law in any other jurisdiction in which the Company or any of its Subsidiaries operates.

(n) Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except as set forth in Section 5.1(n) of the Company Disclosure Letter, (a) the Company and each of its Subsidiaries owns, or possesses the right to use, all of the patents, registered trademarks, registered service marks or trade names, registered copyrights or mask works, domain names, applications and registrations for any of the foregoing, trade secrets and know-how and other intellectual property (collectively, “Intellectual Property”) that are reasonably necessary for the operation of their respective businesses, without conflict with the rights of any other Person, (b) to the Knowledge of the Company, the Company and its Subsidiaries are not interfering with, infringing upon, misappropriating or otherwise violating Intellectual Property rights of any Person and, to the knowledge of the Company, no Person is interfering with, infringing upon, misappropriating or otherwise violating the Intellectual Property rights of the Company and its Subsidiaries, and (c) no claim or litigation regarding any of the foregoing is pending or, to the Knowledge of the Company, threatened in writing.

(o) Insurance. Section 5.1(o) of the Company Disclosure Letter sets forth a true, complete and correct description of all material insurance maintained by or on behalf of the Company or any of its Subsidiaries as of the date hereof, including self-insurance programs (the “Insurance Policies”). As of the date hereof, each such Insurance Policy is in full force and effect and none has reached or exceeded its policy limit for any Insurance Policy in effect at any time during the past five years. The Company and its Subsidiaries have paid, or caused to be paid, all premiums due under such policies and have not received written or, to the Knowledge of the Company, oral notice that they are in breach or default with respect to any obligation or provisions under any Insurance Policy, and neither the Company nor its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination of the Insurance Policies, other than as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice of cancellation or termination with respect to any Insurance Policy, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(p) Real Property.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or its applicable Subsidiaries hold good and valid title to, or leasehold interests in, the real property which is reflected as such in the latest audited financial statements included in the Company Reports (except for leases that have expired by their terms since the date thereof) (the “Real Property”), free and clear of all Liens other than Permitted Liens. Section 5.1(p)(i) of the Company Disclosure Letter sets forth a true and complete list of all Real Property as of the date hereof, which constitutes all real property owned, leased or subleased by the Company or its Subsidiaries. There is no default (or event that with notice or lapse of time or both would constitute a default) under any Lease by the Company or any of its Subsidiaries that is a party thereto or, to the Knowledge of the Company, any other party thereto, except in each case as would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there are no pending or threatened (in writing) condemnation proceedings against the Real Property.

(ii) The Company and its Subsidiaries own and have good and valid title to, or have valid rights to use, all material properties and assets (real, personal or mixed, tangible or intangible) used in their businesses, in each case, free and clear of any Liens other than Permitted Liens. The material tangible property and tangible assets owned or leased by the Company and its Subsidiaries, taken as a whole, are in reasonable operating condition, ordinary wear and tear excepted.

(iii) The representations in this Section 5.1(p) do not apply to Environmental Laws.

(q) Contracts.

(i) Section 5.1(q) of the Company Disclosure Letter sets forth a list, as of the date hereof, of each Contract to which the Company or any of its Subsidiaries is a party to or bound (other than the Stock Plan):

(A) that would be required to be filed by the Company with the SEC pursuant to Item 601(b)(10) of Regulation S–K under the Securities Act but has not been so filed prior to the date hereof;

(B) that prohibits or restricts, to the extent of a material impact on the Company, the ability of the Company or any of its Subsidiaries (or, following the Effective Time, Parent or the Surviving Corporation) to engage in any business, solicit any potential customer, operate in any geographical area or compete with any Person, in each case other than any such Contracts that may be cancelled, terminated or withdrawn without material liability to the Company or its Subsidiaries, and without any continuing such prohibition or restriction, upon prior notice of 90 days or less;

(C) that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any (i) equity interests of any Person (other than puts, calls or similar rights solely involving the Company and its wholly owned Subsidiaries) or (ii) assets (excluding ordinary course commitments to purchase goods, equipment, products and off–the–shelf software) for an amount in excess of $1,000,000;

(D) relating to the formation, creation, operation, management or control of any partnership or joint venture or similar arrangement (other than with respect to any partnership that is wholly owned by the Company or any wholly owned Subsidiary of the Company);

(E) relating to or evidencing Indebtedness (other than between wholly owned Subsidiaries of the Company or between a wholly owned Subsidiary of the Company and the Company) in excess of $5,000,000;

(F) under which the Company or any of its Subsidiaries has directly or indirectly guaranteed or assumed payment obligations of Company Independent Affiliates and certain independent owner-operators engaged by the Company and its Subsidiaries;

(G) that grants any rights of first refusal, rights of first offer or other similar rights to any Person with respect to any material asset of the Company or its Subsidiaries;

(H) (i) for the acquisition or disposition since the Applicable Date, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person for aggregate consideration under such Contract in excess of $10,000,000 or (ii) for any acquisition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person, pursuant to which the Company or any of its Subsidiaries has continuing “earn out” or other similar contingent payment obligations or other material obligations outstanding, in each case involving aggregate payments in excess of $1,000,000;

(I) that is a mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien, other than a Permitted Lien, on any material property or asset of the Company or any of its Subsidiaries;

(J) with any customers of the Company or its Subsidiaries, from which the Company and its Subsidiaries received gross revenue excluding fuel surcharge in excess of $5,000,000 during the period beginning on January 1, 2014 and ending on December 31, 2014;

(K) with a supplier of the Company or its Subsidiaries that provided for payments from the Company or its Subsidiaries to such supplier in respect of services rendered by such supplier in excess of $2,000,000 during the period beginning on January 1, 2014 and ending on December 31, 2014;

(L) with respect to Real Property, where such Contract constitutes a lease of real property establishing a leasehold estate under which the Company or its applicable Subsidiaries are a tenant or subtenant for a term of more than 5 years or involving annual rent payments in excess of $1,000,000 (a “Lease”);

(M) that is a lease or similar arrangement under which the Company or its Subsidiaries is the lessee of, or holds or uses, any machinery, equipment or other tangible personal property owned by any third party for an annual rent in excess of $500,000;

(N) that grants or obtains rights, or agrees to grant or obtain rights to use or register material Intellectual Property (excluding ordinary-course licenses to off-the-shelf software having aggregate acquisition or license fees of less than $1,000,000 for all such related software);

(O) that obligates the Company or its Subsidiaries (or following the Merger, Parent or the Surviving Corporation) to conduct business on an exclusive basis with any third party, that contains “most favored nation” or similar covenants, in each case other than any such Contracts that may be cancelled, terminated or withdrawn without material liability to the Company, and without any such continuing obligation, upon prior notice of 90 days or less;

(P) with any Company Independent Affiliate;

(Q) that is a Collective Bargaining Agreement with a labor union or labor organization that covers more than ten (10) current employees of the Company or its Subsidiaries as members; or

(R) that is a material Contract between the Company, or one of its Subsidiaries, on the one hand, and any of the Company’s, or its Subsidiaries’ directors, officers or shareholders who, to the Knowledge of the Company, own five percent (5%) or more of any class or series of the Company’s capital stock, on the other hand, other than any Benefit Plan;

(each such Contract described in this clause (i) (in the case of clause (A) without regard to the requirement that such Contract not have been filed), whether or not set forth in the Company Disclosure Letter, is referred to herein as a “Material Contract”);

(ii) True and complete copies of each Material Contract have been publicly filed or otherwise provided to Parent prior to the date hereof. Each of the Material Contracts is valid and binding on each of the Company and its Subsidiaries that is a party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect and is enforceable against the Company or its Subsidiaries and, to the Knowledge of the Company, each other party thereto (in each case, subject to the Bankruptcy and Equity Exception). There is no default (or event that with notice or lapse of time or both would constitute a default) under any Material Contract by any of the Company or its Subsidiaries that is a party thereto or to the Knowledge of the Company, any other party thereto, except in each case as would not reasonably be expected to have a Company Material Adverse Effect. Solely with respect to the Material Contracts described in the foregoing (P), to the Knowledge of the Company, there has not been any circumstance, event, occurrence, state of facts (including the financial position of such Company Independent Affiliate) or development that is continuing and would be reasonably likely to result in a breach, default, termination or cancellation of any such Material Contract by any Company Independent Affiliate, or result in the inability of any Company Independent Affiliate to meet its material obligations under such Material Contract.

(r) Opinion of Financial Advisor. The Company Board has received the opinion of the Company’s financial advisor, RBC Capital Markets, LLC, to the effect that, as of the date of such opinion and based upon and subject to the assumptions and limitations set forth therein, the Per Share Merger Consideration to be paid to the holders of Company Common Stock (other than Excluded Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. A signed copy of such opinion will be made available to Parent for informational purposes only promptly after the date hereof.

(s) Brokers and Finders. Except for RBC Capital Markets, LLC, no broker, finder or investment banker is entitled to any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated in this Agreement that would be payable by the Company or any of its Subsidiaries (or, following the Merger, the Surviving Corporation or any of its Affiliates) based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

(t) Material Interests of Certain Persons. As of the date hereof, there are no agreements, arrangements or understandings between the Company or its Subsidiaries, on the one hand, and any officer or director of the Company, any shareholder who, to the Knowledge of the Company, owns or at any time since the Applicable Date owned ten percent (10%) or more of any class or series of the Company’s capital stock, or any Affiliate of the Company (other than any other Subsidiary of the Company), on the other hand, that has not been disclosed in the Company Reports and are of the type that would be required to be disclosed under Item 404 of Regulation S–K under the Securities Act.

(u) Company Information. The information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries specifically for inclusion in the Proxy Statement will not, at the time it is first mailed to the stockholders of the Company and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not materially misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by the Buyer Parties or any of their Affiliates, directors, officers, employees, agents or other Representatives for inclusion or incorporation by reference in any such document.

(v) No Other Company Party Representations or Warranties. Except for the representations and warranties set forth in this Section 5.1, no representation or warranty of any kind whatsoever, express or implied, at Law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to the Buyer Parties, their Affiliates or Representatives and the Company hereby disclaims any liability or indemnification obligation or other obligation of any kind or nature resulting from any such representation or warranty, whether by or on behalf thereof, or the delivery, dissemination or any other distribution or disclosure to, or the use by, the Buyer Parties, their Affiliates or any of their respective Representatives or any other Person of any documentation, estimates, projections, forecasts or other forward–looking information, business plans or other information or material by any of the Company, their Affiliates or any of their respective Representatives or any other Person with respect to any one or more of the foregoing.

5.2 Representations and Warranties of the Buyer Parties. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered by the Buyer Parties to the Company prior to or simultaneously with entering into this Agreement (the “Buyer Parties Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Buyer Parties Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent), the Buyer Parties hereby represent and warrant to the Company as follows:

(a) Organization, Good Standing and Qualification. Each Buyer Party is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where any such failure to be so organized, existing, in good standing, qualified or to have such power or authority would not reasonably be expected to prevent, materially delay or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement or the consummation of the Merger or the other transaction contemplated by this Agreement.

(b) Corporate Authority. The Buyer Parties have all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated by, and perform its obligations under, this Agreement. The execution, delivery and performance by the Buyer Parties of this Agreement and the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action by (i) the boards of directors of Parent and Merger Sub and (ii) Parent, as the sole stockholder of Merger Sub, and no other corporate, company, limited partnership or other action on the part of any of the Buyer Parties is necessary. This Agreement has been duly executed and delivered by each of the Buyer Parties and, assuming the due execution and delivery by each of the other parties hereto, constitutes a valid and binding agreement of each of the Buyer Parties enforceable against each of the Buyer Parties in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(c) Governmental Filings; No Violations.

(i) Except for (A) such filings of reports under the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder; (B) such filings and notifications as may be required by the HSR Act; (C) the applicable requirements of the The Nasdaq Global Market; or (D) the filing with the Secretary of State of the State of Florida of the Articles of Merger as provided in Section 607.1105 of the FBCA; no material notices, authorizations, approvals, permits, licenses, orders, reports or other filings are required to be made by the Buyer Parties or its Subsidiaries with, nor are any material consents, registrations, approvals, permits or authorizations required to be obtained by the Buyer Parties or its Subsidiaries from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Buyer Parties and the consummation of the Merger and the other transactions contemplated hereby.

(ii) The execution, delivery and performance of this Agreement by the Buyer Parties do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of Parent and Merger Sub or the comparable governing documents of any of Parent’s Subsidiaries, (B) assuming that the consents, approvals and filings referred to in Section 5.2(c)(i) are duly obtained and/or made, a violation of any Law to which any of the Buyer Parties or any of its Subsidiaries is subject, except, in the case of clause (B) above, as would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement or the consummation of the Merger and the other transactions contemplated hereby.

(d) Litigation.

(i) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, mediations, or other proceedings pending or, to the Knowledge of Parent, threatened in writing against or involving the Buyer Parties that would reasonably be expected to prevent, materially delay or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

(ii) None of the Buyer Parties is a party to or subject to the provisions of any judgment, order, writ, injunction, settlement agreement, decree or award entered, issued or made by or with any Governmental Entity that would reasonably be expected to prevent, materially delay or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

(e) Financing. Parent and Merger Sub have delivered to the Company a true, complete and correct copy of the executed commitment letter, dated as of May 6, 2015, by and among Merger Sub, Parent, Deutsche Bank AG New York Branch, Bank of America, N.A., Jefferies Finance LLC, MIHI LLC and SunTrust Bank (as amended from time to time after the date hereof in compliance with Section 6.13(a), the “Debt Financing Commitment”), pursuant to which each lender party thereto has committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein (the “Debt Financing”). Parent and Merger Sub have delivered to the Company a true, complete and correct copy of each of the executed commitment letters, dated as of May 6, 2015 (as amended from time to time after the date hereof in compliance with Section 6.13(a), the “Equity Financing Commitments” and together with the Debt Financing Commitment, the “Financing Commitments”), by and among Parent, Apax VIII-A L.P., Apax VIII-B L.P., Apax VIII-1 L.P. and Apax VIII-2 L.P. (the “Equity Investors”), pursuant to which each investor party thereto has committed, subject to the terms and conditions set forth therein, to invest in Parent the cash amounts set forth therein (the “Equity Financing”

and together with the Debt Financing, the “Financing”). The Equity Financing Commitments provide that the Company is a third party beneficiary thereof. As of the date hereof, none of the Financing Commitments have been amended, supplemented or modified prior to the date of this Agreement, no such amendment or modification is contemplated, and as of the date hereof, the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. Except for a fee letter relating to fees with respect to the Debt Financing (complete copies of which have been provided to the Company, with fee amounts, pricing caps and other economic terms of the market flex and other economic terms redacted (none of which redacted terms or amounts adversely affect the availability of or impose any additional conditions on the availability of the Debt Financing at Closing or reduce the amount of the Debt Financing (together with the amounts provided under the Equity Financing) to less than the amount specified in the last sentence of this Section 5.2(e))), as of the date hereof there are no side letters or other Contracts, or any other arrangements or understandings related to the availability or to the amounts of Debt Financing or investing, as applicable, or which expand the conditions precedent of the Debt Financing other than as expressly set forth in the Debt Financing Commitment delivered to the Company prior to the date hereof. Parent has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the date hereof, and as of the date hereof, the Financing Commitments are in full force and effect and are the legal, valid, binding and enforceable obligations of Parent, and, to the Knowledge of Parent, each of the other parties thereto subject to the Bankruptcy and Equity Exception. There are no conditions precedent or other contractual contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitments. As of the date hereof, no event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a default) under the Financing Commitments by Parent or, to the Knowledge of Parent, any other parties to the Financing Commitments. As of the date hereof, the Buyer Parties (assuming satisfaction of the conditions set forth herein) have no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments to be satisfied by the Buyer Parties will not be satisfied on or prior to the Closing Date. Assuming the Financing is funded in accordance with the Financing Commitments and assuming satisfaction of all of Parent’s and Merger Sub’s conditions to Closing, Parent and Merger Sub will have at and after the Closing funds sufficient to satisfy the obligations of the Buyer Parties under this Agreement as of the Closing Date.

(f) Capitalization. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is owned by Parent, free and clear of any Liens other than Liens imposed under any federal or state securities Laws. Merger Sub has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement. As of the date hereof, the authorized capital stock of Parent consists of 1,000 shares of common stock, par value $0.01 per share. Parent has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than the Financing Commitments, those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(g) Brokers and Finders. Except as set forth on Section 5.2(g) of the Buyer Parties Disclosure Letter, none of the Buyer Parties or any of their Affiliates or any officers, directors or employees thereof has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated in this Agreement.

(h) Buyer Parties Information. The information supplied by or on behalf of Parent or any of its Subsidiaries specifically for inclusion in the Proxy Statement will, at the time it is first mailed to the stockholders of the Company and at the time of the Shareholders Meeting, not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not materially misleading. Notwithstanding the foregoing, no representation or warranty is made by the Buyer Parties with respect to information supplied by the Company or any of their Affiliates, directors, officers, employees, agents or other Representatives for inclusion or incorporation by reference in any such document.

(i) Florida Law. None of the Buyer Parties or any of their respective Affiliates was an “interested shareholder” of the Company as such term is defined in Section 607.0901(1)(k) of FBCA at any time during the three year period immediately preceding the execution and delivery of this Agreement. As of the date hereof, no Buyer Party owns (directly or indirectly, beneficially or of record), and no Buyer Party is a party to any Contract or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any Company Common Stock (except as contemplated by this Agreement).

(j) Solvency. As of the Effective Time and immediately after giving effect to all of the transactions contemplated by this Agreement, including the Merger and the payment of the aggregate consideration pursuant hereto, and payment of all related fees and expenses of the Buyer Parties, the Company and its respective Subsidiaries in connection therewith, and assuming (x) the satisfaction of the conditions to Buyer Parties’ obligations to consummate the transactions contemplated by this Agreement, or the waiver, to the extent permitted by applicable Law, of such conditions and (y) that the most recent financial forecasts of the Company and its Subsidiaries made available to Parent have been prepared in good faith upon assumptions that were and continue to be not unreasonable: (i) the amount of the fair saleable value of the assets of the Surviving Corporation on a consolidated basis will exceed the total amount of all liabilities of the Surviving Corporation on a consolidated basis, including contingent and other liabilities, (ii) the Surviving Corporation will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged in which it is about to engage, and (iii) the Surviving Corporation will be able to pay its liabilities, including contingent and other liabilities, as they mature.

(k) Shareholder and Management Arrangements. As of the date hereof, none of the Buyer Parties nor any of their Affiliates is a party to any Contract or understanding with any member of the Company’s management or member of the Company Board, in each case, in his or her individual capacity, relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, or the Surviving Corporation or its Subsidiaries, businesses or operations (including as to continuing employment).

(l) Non–Reliance on Company Estimates, Projections, Forecasts, Forward–Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by the Buyer Parties and their Affiliates and Representatives, the Buyer Parties and their Affiliates and Representatives have received and may continue to receive after the date hereof from the Company and its Affiliates and Representatives certain estimates, projections, forecasts and other forward–looking information, as well as certain business plan information, regarding the Company and its business and operations. The Buyer Parties hereby acknowledge and agree that (a) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward–looking statements, as well as in such business plans, with which the Buyer Parties are familiar, (b) the Buyer Parties are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward–looking information or business plans), and (c) the Buyer Parties will have no claim against the Company or any of its Affiliates or Representatives, or any other Person, with respect thereto.

(m) Parent Fee Commitment Letter. Concurrently with the execution of this Agreement, Parent and Merger Sub have delivered to the Company the duly executed Parent Fee Commitment Letter. No event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a default) under the Parent Fee Commitment Letter by the Equity Investors.

(n) No Competing Business. To the Knowledge of Parent, as of the date hereof, (x) no Affiliate of Parent is, in Parent’s good faith judgment, engaged in any business in the United States which competes with the Company in transportation logistics, chemical bulk tank trucking and transportation, transportation of fluids and other materials related to the oil and gas market or intermodal ISO tank container or depot services (“Competing Business”) and (y) neither Parent nor any of its Affiliates beneficially owns, directly or indirectly, any equity interests or voting securities (including any equity interests or voting securities that may be acquired through the conversion or exchange of securities or the exercise of options, warrants or other rights) equal to or in excess of five percent (5%) of the outstanding capital stock of, in Parent’s good faith judgment, any Competing Business or any Person engaged in any Competing Business.

ARTICLE VI

COVENANTS

6.1 Interim Operations. Except as (x) required by applicable Law, (y) expressly contemplated or permitted by this Agreement or (z) set forth in Section 6.1 of the Company Disclosure Letter, the Company covenants and agrees that, from and after the date of this Agreement and prior to the Effective Time, except with the written consent of Parent (which consent is not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to conduct their business in the ordinary course of business and in a manner consistent with past practice in all material respects and, to the extent consistent with and not in violation of any other provision of this Section 6.1, the Company shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to, in all material respects, (1) preserve their business organizations intact and (2) maintain existing material relations and goodwill with Governmental Entities, suppliers, customers, Company Independent Affiliates, owner operators, business associates and key employees.

(a) Without limiting the generality of the foregoing and in furtherance thereof, from and after the execution and delivery of this Agreement until the Effective Time, except as (x) required by applicable Law, (y) expressly contemplated or permitted by this Agreement, or (z) as set forth in Section 6.1 of the Company Disclosure Letter (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections such action shall be expressly permitted under the first sentence of Section 6.1), except with the written consent of Parent (which consent is not to be unreasonably withheld, conditioned or delayed), the Company will not and shall cause its Subsidiaries not to:

(i) adopt any change in the Company’s articles of incorporation or bylaws, or adopt any change in the applicable governing instruments of any of its Subsidiaries;

(ii) merge or consolidate with any other Person or restructure, reorganize or completely or partially liquidate, except for any such transaction between wholly owned Subsidiaries of the Company, or between any wholly owned Subsidiary of the Company and the Company;

(iii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or any assets, rights or properties from any other Person, in each case other than (x) purchases of goods, equipment, products, off–the–shelf software and other assets in the ordinary course of business or pursuant to existing Contracts, or (y) acquisitions not exceeding $5,000,000 in the aggregate;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of its or its Subsidiaries’ capital stock or equity interests (other than (A) the issuance of Company Common Stock upon the exercise of Company Options and settlement of Company RSAs and Company PSAs in accordance with the Stock Plan, in each case that are outstanding as of the date hereof and (B) the issuance of shares by a wholly owned Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, stock units, stock awards, warrants or other rights of any kind to acquire any shares of such capital stock, equity interests, convertible or exchangeable securities, other than in connection with the incurrence or granting of Liens and pledging of collateral required under, and pursuant to the terms of, the Credit Agreement or the Company Notes and their respective collateral documents (provided that prompt notice to the Buyer Parties will be provided by the Company in connection therewith);

(v) declare, authorize, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its or its Subsidiaries’ capital stock or equity interests (except for dividends or other distributions paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary of the Company);

(vi) adjust, reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of its capital stock or equity interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or equity interests (other than the acquisition of any Company Common Stock in connection with the exercise of Company Options or in order to pay Taxes in connection with the exercise of Company Options or the vesting of Company RSAs and Company PSAs, in each case, pursuant to the Stock Plan);

(vii) incur any Indebtedness for borrowed money or guarantee or otherwise become liable for, any indebtedness of another Person (other than a wholly owned Subsidiary of the Company), or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, in each case other than (A) in the ordinary course of business with a face value or principal amount not in excess of $5,000,000 in the aggregate, or (B) in the ordinary course under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date hereof, including amounts available under the Credit Agreement;

(viii) except in the ordinary course of business, (A) make or change any material Tax election; (B) file any material amended Tax Return; or (C) enter into any settlement, compromise or closing agreement within the meaning of Code §7121 with respect to a material amount of Taxes;

(ix) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire, or otherwise dispose of any assets, properties or rights of the Company or any of its Subsidiaries, including capital stock of any of its Subsidiaries, except (x) sales or dispositions in the ordinary course of business or pursuant to existing Contracts, (y) sales or dispositions by the Company or any of its wholly owned Subsidiaries to the Company or any of its wholly owned Subsidiaries, or (z) sales or dispositions not exceeding $3,000,000 in the aggregate;

(x) incur or grant a Lien (other than a Permitted Lien) on any material assets, properties or rights of the Company or any of its Subsidiaries other than (x) Liens granted in connection with any Indebtedness permitted under this Section 6.1 or (y) Liens required under the Credit Agreement or the Company Notes;

(xi) except, in each case, as required by a Benefit Plan in effect as of the date hereof or permitted under Section 6.1(a)(xi) of the Company Disclosure Letter, (A) grant or provide any severance or termination payments or benefits to any Service Providers, (B) increase the benefits or compensation to any Service Provider, other than merit or market-based increases in base salary, regular wages or annual bonus opportunities for employees with an annual base salary of less than $160,000 (the “Covered Employees”) in the ordinary course of business consistent with past practice; provided that such increases shall not increase compensation by more than three and a half percent (3.5%) in the aggregate, (C) grant any new awards or benefits to any Service Provider, (D) hire or engage the services of any Service

Provider, except for the hiring or engagement of any Covered Employees in the ordinary course of business consistent with past practice, (E) establish, adopt, terminate or amend any Benefit Plan or any plan, program, arrangement, policy or agreement that would be a Benefit Plan if it were in existence on the date hereof, except amendments that do not materially increase the Company and its Subsidiaries cost of providing the benefits or as required by applicable Law and any actions taken solely by the “plan sponsor” (within the meaning of Section 3(16)(B)(iii) of ERISA) of any Multiemployer Plan, or (F) discretionarily accelerate the vesting or payment of any equity or equity-based award held by any Service Provider;

(xii) except (i) as permitted by this Section 6.1 and (ii) with respect to the Contracts set forth in Section 5.1(q)(J), (A) modify or amend, or terminate or grant a waiver of any right under, any Material Contract (other than (x) extensions at the end of term that do not materially modify or amend the terms of such Contract and (y) joinders and other amendments to the Credit Agreement and the Indenture in the ordinary course of business or as otherwise required thereunder, except in the case of clause (y) other than in a manner that would result in an increase in breakage fees or impose prepayment fees in connection with the termination or cancellation thereof), (B) enter into any successor agreement to an expiring Material Contract that modifies or amends in a manner materially adverse to the Company the terms of such expiring Material Contract or (C) enter into any new Contract that would have been considered a Material Contract if it were entered into at or prior to the date hereof other than (x) any such Contracts that may be cancelled, terminated or withdrawn without material liability to the Company or its Subsidiaries upon notice of 90 days or less and (y) to the extent such Contract is required to effect any action explicitly permitted by Section 6.1(a); provided, however, that, with respect to the Contracts set forth in Section 5.1(q)(J), no modification or amendment shall obligate the Company or its Subsidiaries to conduct business on an exclusive basis with any third party, a grant “most favored nation” terms to any third party;

(xiii) make any capital contributions or investments in any other Person (other than a wholly-owned Subsidiary);

(xiv) settle or compromise any litigation, claim or investigation other than settlements or compromises (x) where the amount paid or payable by the Company in a settlement or a compromise, in each case, does not exceed $2,000,000 and (y) that does not create material obligations that would impose any material restrictions on the business of the Company or any of its Subsidiaries;

(xv) except as provided for in the Company’s budget for the Company and its Subsidiaries for fiscal year 2015, incur or commit to incur any capital expenditures;

(xvi) implement, adopt or make any change to its methods, policies or practices of accounting, except as required by GAAP or applicable Law;

(xvii) purchase outstanding Company Notes in an amount that exceeds $30,000,000 in the aggregate;

(xviii) adopt, modify, amend or terminate any Collective Bargaining Agreement; or

(xix) agree, authorize or commit to do any of the foregoing.

(b) Nothing contained in this Agreement is intended to give any Buyer Party, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

6.2 Acquisition Proposals; Go-Shop Period.

(a) Go-Shop Period. Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern time) on June 15, 2015 (the “Go-Shop Period”), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants, agents and other advisors or representatives (collectively, “Representatives”) shall have the right to: (i) initiate, solicit, facilitate and encourage (publicly or otherwise) any inquiry or the making of any proposals or offers that constitute Acquisition Proposals, including by way of providing access to non–public information to any Person and its Representatives, its affiliates and its prospective equity and debt financing sources, provided that prior to furnishing such information, the Company has entered into an Acceptable Confidentiality Agreement with such Person, and further, provided, that the Company shall promptly make available to Parent any non-public information concerning the Company or its Subsidiaries that the Company provides to any Person given such access if such information was not previously made available to Parent, and (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons and their Representatives, their affiliates and their prospective equity and debt financing sources with respect to any Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals.

(b) No Solicitation or Negotiation. Except as expressly permitted by this Section 6.2 (including Section 6.2(d)) and except as may relate to any Excluded Party (for so long as a Person is an Excluded Party), the Company and its Subsidiaries and their respective officers and directors shall, and the Company shall instruct and use its commercially reasonable efforts to cause, its and its Subsidiaries’ other Representatives to (i) at 12:01 a.m. on June 16, 2015 (the “No-Shop Period Start Date”), immediately cease any solicitation activity with respect to an Acquisition Proposal or any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and the Company shall request that each Person (other than an Excluded Party for so long as such Person is an Excluded Party, and except as otherwise permitted pursuant to the terms of an Acceptable Confidentiality Agreement) promptly return to the Company or destroy any non-public information previously furnished or made available to it or any of its Representatives by or on behalf of the Company or its Representatives, and immediately terminate access to any Person (other than an Excluded Party for so long as such Person is an Excluded Party) to any electronic data room maintained by the Company with respect to the transaction contemplated by this Agreement and (ii) from the No-Shop

Period Start Date until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, not (A) initiate, solicit, knowingly facilitate or knowingly encourage (publicly or otherwise) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to an Acquisition Proposal, (B) engage in, enter into, continue or otherwise participate in any discussions or negotiations regarding, or provide any information concerning the Company or its Subsidiaries or afford access to the Company’s or its Subsidiaries’ books, records, management, employees or properties to any Person relating to, or that would reasonably be expected to lead to, any Acquisition Proposal.

(c) As promptly as reasonably practicable, and in any event within three (3) Business Days, following the expiration of the Go-Shop Period, the Company will provide Parent with a written list identifying each Excluded Party.

(d) Conduct Following No-Shop Period Start Date. Notwithstanding anything in this Agreement to the contrary, but subject to the last sentence of this Section 6.2(d), at any time following the No-Shop Period Start Date and prior to the time, but not after, the Company Requisite Vote is obtained, if the Company receives an Acquisition Proposal from any Person or group of Persons, subject to compliance with this Section 6.2(d), (i) the Company and its Representatives may contact such Person or group of Persons solely to clarify the terms and conditions thereof, (ii) the Company and its Representatives may provide non–public information and data concerning the Company and its Subsidiaries to such Person or group of Persons and their Representatives, their Affiliates and their prospective equity and debt financing sources if the Company enters into an Acceptable Confidentiality Agreement with such Person; provided, that the Company shall promptly make available to the Buyer Parties any non-public information concerning the Company or its Subsidiaries that the Company made available to any Person or group of Persons and their Representatives, their Affiliates and their prospective equity and debt financing sources if such information was not previously made available to Parent and (iii) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person or group of Persons if and only to the extent that, (x) prior to taking any action described in clause (ii) or (iii) above, the Company Board, or such committee thereof, determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, and (y) in each such case referred to in clause (ii) or (iii) above, the Company Board, or any committee thereof, has determined in good faith (after consultation with its outside legal counsel and financial advisor) that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal. Notwithstanding the occurrence of the No-Shop Period Start Date, the Company and its Subsidiaries and their respective Representatives may continue to engage in the activities described in Section 6.2(a) with respect to any Excluded Party (for so long as such party is an Excluded Party), including with respect to any amended proposal submitted by such Excluded Party, following the No-Shop Period Start Date, and the restrictions in Section 6.2(b) shall not apply with respect thereto.

(e) Definitions. For purposes of this Agreement:

(i) “Acceptable Confidentiality Agreement” means any confidentiality agreement that contains provisions that are not materially less favorable to the

Company than those contained in the Confidentiality Agreement, provided, that such confidentiality agreement need not contain standstill provisions or prohibit the making or amendment of an Acquisition Proposal and further, provided, that such confidentiality agreement does not prohibit disclosure to Parent of the identity of the counterparty and any terms proposed by such counterparty pursuant to Section 6.2(a).

(ii) “Acquisition Proposal” means any proposal or offer with respect to (x) a merger, consolidation, business combination or similar transaction with any Person or group of Persons that involves any of the Company or any of its Subsidiaries or (y) any acquisition (whether by tender offer, share exchange or other manner) by any Person or group of Persons which, in each case of (x) and (y), if consummated would result in any Person or group of Persons becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, of equity securities of the Company or any of its respective Subsidiaries representing more than 20% of all outstanding equity securities of the Company (by vote or value), or more than 20% of the revenues or the consolidated total assets (including, equity securities of its Subsidiaries) of the Company and its Subsidiaries, taken as a whole, in each case other than the transactions contemplated by this Agreement.

(iii) “Confidentiality Agreement” means that certain confidentiality agreement, dated May 8, 2014, by and between the Company and Apax Partners, L.P., as amended on January 28, 2015.

(iv) “Excluded Party” means any Person, group of Persons or group that includes any Person or group of Persons, from whom the Company has received during the Go-Shop Period a bona fide written Acquisition Proposal, (i) that remains pending as of, and shall not have been irrevocably withdrawn prior to, the expiration of the Go-Shop Period, (ii) that the Company Board, or such committee thereof, determines in good faith constitutes or would be reasonably expected to lead to a Superior Proposal and (iii) as of any date following the No-Shop Period Start Date, has not been withdrawn.

(v) “Intervening Event” means an Event that was not known to the Company Board, or such committee thereof, prior to the execution of this Agreement, which Event becomes known to the Company Board, or such committee thereof, after the execution of this Agreement by the Company and prior to the time the Company Requisite Vote is obtained; provided, however, that in no event shall the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

(vi) “Superior Proposal” means a bona fide written Acquisition Proposal (provided, that for purpose of this definition, the percentages in the definition of Acquisition Proposal shall be fifty percent (50%) rather than twenty percent (20%)) made by a third party that did not result from a material breach of this Section 6.2 for a transaction that the Company Board, or such committee thereof, determines, in good faith (after consultation with its outside legal counsel and financial advisor), (A) is reasonably likely to be consummated in accordance with its terms, taking into account all legal and financial terms and conditions of such proposal and the Person making such proposal (including the expected timing and likelihood of consummation) and (B) if consummated, would be more favorable from a financial point of view to the holders of Company Common Stock than the Merger, taking into account all the terms and conditions of such Acquisition Proposal and this Agreement (including any offer by Parent to amend the terms of this Agreement).

(f) No Change in Recommendation or Alternative Acquisition Agreement.

(i) Except as set forth in this Section 6.2(f), or Section 6.2(g) or 8.3(a), the Company Board and each committee thereof shall not:

(A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation or approve, authorize, adopt or recommend or otherwise declare advisable, or propose publicly to approve, authorize, adopt or recommend or otherwise declare advisable, any Acquisition Proposal or fail to include the Company Recommendation in the Proxy Statement when filed (each action set forth in this clause (A), a “Change of Recommendation”); or

(B) except as expressly permitted by Section 8.3(a), authorize, adopt, approve, recommend or otherwise declare advisable, or cause or permit the Company to execute or enter into any letter of intent, memorandum of understanding or definitive merger agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) relating to any Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, the Company shall only be permitted to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal if the Company substantially concurrently terminates this Agreement in accordance with Section 8.3(a) and pays to Parent the fee due under Section 8.5(b)(iii)(C).

(ii) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the time the Company Requisite Vote is obtained, if the Company Board, or such committee thereof, has received an Acquisition Proposal that the Company Board, or such committee thereof, determines in good faith constitutes a Superior Proposal, the Company Board, and any such committee thereof, may effect a Change of Recommendation and may also terminate this Agreement pursuant to Section 8.3(a) (a “Fiduciary Termination”); provided, however, that the Company shall not effect a Change of Recommendation in connection with a Superior Proposal or effect a Fiduciary Termination pursuant to Section 8.3(a) with respect to a Superior Proposal unless: (w) the Company Board, or such committee thereof, in good faith determines (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; (x) the Company notifies Parent in writing, at least four (4) Business Days in advance, that it intends to effect a Change of Recommendation in connection with a Superior Proposal or effect a Fiduciary Termination pursuant to Section 8.3(a) with respect to a Superior Proposal, which notice shall specify the identity of the party who made such Superior Proposal and attach the most current version of such agreement; (y) after providing such notice and prior to making such Change of Recommendation in connection with a Superior Proposal or effecting a Fiduciary Termination pursuant to Section 8.3(a) with respect to a Superior Proposal, if requested by Parent, the Company shall negotiate in good faith with

Parent during such four (4) Business Day period to make such revisions to the terms of this Agreement so that failure to effect such Change of Recommendation or effect a Fiduciary Termination would no longer be inconsistent with the directors’ fiduciary duties under applicable Law; and (z) the Company Board, or such committee thereof, shall have considered in good faith any changes to this Agreement, the Financing Commitments and the Parent Fee Commitment Letter offered in writing by Parent in a manner that would form a binding contract if accepted by the Company and shall have determined in good faith that the Superior Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Parent were to be given effect. Any material amendment to the terms of such Superior Proposal, shall require a new notice from the Company pursuant to clause (x) above, and the Company shall again be required to comply with the requirements of this Section 6.2(f)(ii).

(iii) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the time the Company Requisite Vote is obtained, the Company Board, and such committee thereof, may also effect a Change of Recommendation in the absence of a Superior Proposal if an Intervening Event shall have occurred and be continuing and prior to effecting such Change of Recommendation; provided, however, that the Company shall not effect a Change of Recommendation in connection with an Intervening Event unless: (w) the Company Board, or such committee thereof, in good faith determines (after consultation with its outside legal counsel) that, in light of such Intervening Event, the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; (x) the Company notifies Parent in writing, at least four (4) Business Days in advance, which notice shall (1) state that an Intervening Event has occurred and that the Company Board, or such committee thereof, has determined that in light of such Intervening Event, the failure to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law and that the Company intends to take such action and (2) describe the Intervening Event in reasonable detail; (y) after providing such notice and prior to making such Change of Recommendation in connection with an Intervening Event, if requested by Parent, the Company shall negotiate in good faith with Parent during such four (4) Business Day period, making such revisions to the terms and conditions of this Agreement so that the failure to make such Change of Recommendation would no longer be inconsistent with the directors’ fiduciary duties under applicable Law; and (z) the Company Board, or such committee thereof, shall have considered in good faith any changes to this Agreement, the Financing Commitments and the Parent Fee Commitment Letter offered in writing by Parent in a manner that would form a binding contract if accepted by the Company and shall have determined in good faith (after consultation with its outside legal counsel) that the failure to effect a Change of Recommendation with respect to such Intervening Event would still be inconsistent with the directors’ fiduciary duties under applicable Law.

(g) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company or the Company Board, or any committee thereof, from (i) complying with its disclosure obligations under United States federal or state law with regard to an Acquisition Proposal, including taking and disclosing to its shareholders a position contemplated by Rule 14d–9 and Rule 14e–2(a) promulgated under the Exchange Act (or any similar communication to shareholders), or (ii) making any “stop–look–and–listen” communication to the shareholders of the Company pursuant to Rule 14d–9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of the Company);

provided, that any public statement by the Company other than (x) issuing a “stop, look and listen” statement in accordance with the Exchange Act, pending disclosure of its position or (y) an express rejection of an Acquisition Proposal or an unqualified reaffirmation of the Company Recommendation shall be deemed to be an Change of Recommendation.

(h) Notice. From and after the No-Shop Period Start Date, the Company agrees that (i) it will promptly (and, in any event, within two (2) Business Days) notify Parent if any Acquisition Proposal is received by it indicating, in connection with such notice, the identity of the Person making the Acquisition Proposal and the material terms and conditions thereof (including, if applicable, copies of any written documentation constituting the Acquisition Proposal, including proposed agreements) and (ii) in the event that any such Person modifies its Acquisition Proposal in any material respect, the Company shall notify Parent within two (2) Business Days after receipt of such modified Acquisition Proposal of the fact that such Acquisition Proposal has been modified and the terms of such modification (including, if applicable, copies of any written documentation reflecting such modification); provided, however, that none of the requirements contemplated by the foregoing clauses (i) and (ii) shall apply (x) during the Go-Shop Period or (y) to any Acquisition Proposal submitted by an Excluded Party or any modification thereof (so long as submitted prior to a Fiduciary Termination). The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement subsequent to the date hereof which prohibits the Company from providing to Parent such material terms and conditions and other information, and represents, as of the date hereof, that none of the Company or its Subsidiaries is bound by a confidentiality agreement, which prohibits the Company from providing such in connection with Parent.

6.3 Proxy Statement; Information Supplied. (a) The Company shall prepare and file with the SEC, as promptly as practicable after the date hereof (and in any event use reasonable best efforts to file within twenty (20) Business Days after the date hereof), a proxy statement in preliminary form relating to the Shareholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). The Buyer Parties shall as promptly as reasonably practicable furnish to the Company any and all information relating to the Buyer Parties required or reasonably requested by the Company to be included in the Proxy Statement, including any information required under the Exchange Act and the rules and regulations promulgated thereunder. The Company agrees that at the date of mailing to shareholders of the Company and at the time of the Shareholders Meeting, the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. Prior to filing or mailing the Proxy Statement (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and comment on such document or response and the Company shall give good faith consideration to including any such reasonable comments in the Proxy Statement (or any amendment or supplement thereto) or response letter.

(b) Proxy Statement. The Company shall promptly notify Parent of the receipt of any and all written comments and material oral comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for any material additional information and shall promptly provide to Parent copies of all written correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company and Parent shall each use commercially reasonable efforts to reasonably promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC. The Company shall use reasonable best efforts to have the Proxy Statement cleared by the staff of the SEC as soon as reasonably practicable. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to call, give notice of or convene the Shareholders Meeting or mail the Proxy Statement, in each case prior to the No-Shop Period Start Date; provided, that the Company shall cause the Proxy Statement to be mailed to the record holders as of the record date established for the Shareholders Meeting as promptly as reasonably practicable.

6.4 Shareholders Meeting. As promptly as reasonably practicable following the No-Shop Period Start Date and after the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement, the Company, acting through the Company Board, or such committee thereof, in accordance with applicable Law and its articles of incorporation and bylaws, shall (i) establish a record date for and give notice of, a meeting of holders of Company Common Stock (the “Shareholders Meeting”) to consider and vote upon the adoption of this Agreement, (ii) cause the Proxy Statement to be mailed to the record holders as of the record date established for the Shareholders Meeting and (ii) duly call, convene and hold the Shareholders Meeting; provided, that, the Company shall be permitted to postpone the Shareholders Meeting, or adjourn the Shareholders Meeting beyond the time that the Shareholders Meeting would otherwise be held, only (A) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) and (B) if there are insufficient shares of Company Common Stock represented (either in person or by proxy) in order to approve the Merger or to constitute a quorum necessary to conduct the business of the Shareholders Meeting, (C) to allow additional solicitation of proxies in order to obtain the Company Requisite Vote or (D) as required by applicable Law. In the event that the date of the Shareholders Meeting as originally called is for any reason adjourned, postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing (which consent shall not be unreasonably withheld, conditioned or delayed), it shall use commercially reasonable efforts to implement such adjournment, postponement or other delay in such a way that the Company does not establish a new record date for the Shareholders Meeting, as so adjourned, postponed or delayed except for such new record date as required by applicable Law. If at any time prior to the Effective Time any event or circumstance relating to the Company or any of its Subsidiaries or its or their respective officers or directors should be discovered by the Company which, pursuant to the Securities Act or Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, the Company shall promptly notify Parent. Each of Parent, Merger Sub and the Company agree to promptly correct any information provided by it for use in the Proxy Statement which shall have become false or misleading. Subject to the Company Board’s ability to make a Change of Recommendation and Section 6.2(f), the Company Board shall include its recommendation that the shareholders of the Company approve and adopt this Agreement in the Proxy Statement and shall use commercially reasonable efforts to solicit proxies in favor of such approval and adoption.

6.5 Filings; Other Actions.

(a) Other Actions.

(i) Subject to the terms and conditions set forth in this Agreement, the Company and Buyer Parties shall cooperate with each other and use (and shall cause their respective Subsidiaries and Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable Laws to (A) consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable (and in any event prior to the Termination Date), including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable the expiration or termination of any applicable waiting period, (B) to obtain all necessary actions, non actions, waivers, consents, registrations, approvals, permits and authorizations that may be required, necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, under applicable Law, and (C) to contest and resist any administrative or judicial action or proceeding instituted (or threatened in writing to be instituted), and to lift or rescind any injunction or restraining order or other order, adversely affecting the ability of the parties hereto to consummate the Merger or any of the other transactions contemplated by this Agreement. In furtherance and not limitation of the foregoing, the Company and the Buyer Parties agree to file or cause to be filed any and all initial notifications with respect to the Merger and other transactions contemplated by this Agreement required under the HSR Act as promptly as practicable and in any event no later than ten (10) Business Days after the date of this Agreement, to cooperate and cause their Affiliates to cooperate in connection with such filings and thereafter any other required submissions, and to use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act.

(ii) Subject to applicable Laws relating to the exchange of information, the Company and the Buyer Parties shall have the right to review in advance, and each will consult with the others on and consider in good faith the views of the others in connection with, any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement; provided, however, that materials may be redacted (A) to remove references concerning the valuation of the Company or proposals from third parties with respect thereto, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege or confidentiality concerns. In exercising the foregoing rights, each of the Company and Buyer Parties shall act reasonably and as promptly as practicable.

(b) Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Buyer Parties each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of any notices or other communications received by the Buyer Parties or the Company, as the case may be, from any third party or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Buyer Parties shall, nor shall they permit any of their Subsidiaries or Representatives to, participate in any meeting or discussion, either in person or by telephone, with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Merger and the other transactions contemplated hereby unless they consult with the other parties in advance and, to the extent permitted by such Governmental Entity, give the other parties the opportunity to attend and participate thereat.

6.6 Access and Reports. Subject to applicable Law, from the date hereof to the Effective Time or the earlier termination of this Agreement, the Company shall (and shall cause its Subsidiaries to) (i) upon reasonable prior written notice, afford Parent’s officers, financing sources and other authorized Representatives reasonable access, during normal business hours, to its employees, properties, books, contracts and records (it being agreed, however, that the foregoing shall not permit Parent or its Affiliates or their respective Representatives to conduct any environmental testing or sampling), (ii) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested by Parent and (iii) furnish promptly to Parent any unaudited monthly consolidated statements of operations for the Company and its Subsidiaries prepared and provided to management or the Company Board, or such committee thereof; provided, that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify or supplement any representation or warranty made by the Company herein. All requests for information made pursuant to this Section 6.6 shall be directed to the general counsel, of the Company or other persons designated by the general counsel, of the Company. Notwithstanding the foregoing, any such investigation or consultation shall not be conducted in such a manner as to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where, in the reasonable good faith judgment of the Company, such access or disclosure is reasonably likely to (i) jeopardize any work product or attorney-client privilege or contravene any Law or (ii) breach any Contract to which the Company or its Subsidiaries is a party or by which they are bound; provided, that, with respect to the foregoing clause (ii), the Company shall use commercially reasonable efforts to seek to obtain any third party’s consent to the disclosure of such information and implement appropriate procedures to enable the disclosure of such information.

6.7 Stock Exchange De-Listing. The Company shall use commercially reasonable efforts to take such actions prior to the Effective Time to cause the Company’s securities to be de-listed from The Nasdaq Global Market and de-registered under the Exchange Act as soon as practicable following the Effective Time.

6.8 Publicity. The initial press release regarding the Merger shall be a joint press release of the Company and Parent and thereafter (unless and until a Change of Recommendation has occurred in connection with Section 6.2(f) or this Agreement has been terminated, and except as otherwise permitted pursuant to Section 6.2(g)) the Company and Buyer Parties each shall consult with each other and provide each other the reasonable opportunity to review and comment upon any press release or other public statement or comment with respect to the Merger and the other transactions contemplated by this Agreement prior to the issuance of such press release or other public statement or comment and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto and none of the parties shall issue any other press release or other public statement or comment with respect to the Merger prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld, delayed or conditioned), except that no such consent shall be necessary to the extent disclosure is required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or is consistent with prior communications previously consented by the parties.

6.9 Employee Benefits; Employee Matters.

(a) For a period of twelve (12) months following the Closing Date, the Surviving Corporation shall provide each individual who is an employee of the Company or its Subsidiaries on the Closing Date (each an “Affected Employee”) (other than any Affected Employees covered by a Collective Bargaining Agreement), while employed by the Company or its Subsidiaries, with (i) a base salary or regular hourly wage no less than the base salary or regular hourly wage provided to such Affected Employee by the Company and its Subsidiaries immediately prior to the Effective Time; (ii) incentive compensation opportunities no less favorable, in the aggregate, than the incentive compensation opportunities (including equity and equity-based compensation opportunities) provided to such Affected Employee by the Company and its Subsidiaries immediately prior to the Effective Time; provided, however, that the Surviving Corporation shall not be required to provide incentives in the form of equity or equity-based compensation; (iii) employee benefits (excluding equity and equity-based compensation and any benefits offered under a Multiemployer Plan) that are no less favorable, in the aggregate, than those provided to such Affected Employee by the Company and its Subsidiaries immediately prior to the Effective Time and (iv) severance benefits in accordance with the Severance Guidelines (as set forth in Section 6.9(a) of the Company Disclosure Letter) with respect to such Affected Employee. Nothing contained in this Section 6.9 shall be deemed to grant any Affected Employee any right to continued employment after the Closing Date.

(b) Parent shall cause any employee benefit plans of Parent and its Subsidiaries (including the Surviving Corporation) in which the Affected Employees are entitled to participate after the Closing Date to take into account for purposes of eligibility, vesting, level of benefits and benefit accrual thereunder (but not for benefit accruals under defined benefit pension plans), service by such employees as if such service were with Parent or its Subsidiaries, to the same extent such service was credited under an analogous Benefit Plan (except to the extent that it would result in a duplication of benefits with respect to the same period of service).

(c) Following the Closing Date, with respect to the Affected Employees and their eligible dependents, Parent shall, or shall cause the Surviving Corporation, to: (i) waive any pre-existing conditions to the extent such pre-existing conditions, and actively at-work requirements and similar limitations, eligibility waiting period and evidence of insurability and (ii) give credit for any copayments, deductibles and out-of-pocket limits paid by the Affected Employee and eligible dependents under similar plans maintained by the Company and its Subsidiaries.

(d) Prior to the Closing Date, the Company shall take the actions set forth on Section 6.9(d) of the Company Disclosure Letter.

(e) For the calendar year during which the Closing Date occurs, Parent shall, or shall cause the Surviving Corporation to, (i) honor the terms of each of the incentive plans set forth on Section 6.9(e) of the Company Disclosure Letter (the “Company Incentive Plans”); provided, that, the Company and its Subsidiaries shall not amend, alter or modify by interpretation or otherwise the terms of the Company Incentive Plans following the date hereof, (ii) honor, and not alter in any manner, determinations made by the Company prior to the Effective Time in the ordinary course of business, consistent with past practice with respect to calculating the achievement of the applicable performance metrics under the Company Incentive Plans that are paid on a quarterly basis , (iii) act in good faith, together with the Chief Executive Officer of the Company, to equitably adjust earnings per share performance metrics against which the incentive targets are measured to reflect the capital structure of the Surviving Corporation , (iv) apply adjustments to the performance metrics under the Company Incentive Plans consistent with past practice and (v) refrain from exercising discretion under Section 2.3(d) of the 2012 Equity Incentive Plan to reduce the amounts payable under formulaic performance metrics of the Company Incentive Plans.

(f) With respect to Affected Employees, Parent shall, or shall cause the Surviving Corporation to honor, fulfill and discharge the Company’s and its Subsidiaries’ obligations under all Benefit Plans, employee severance and retention plans in existence as of the date hereof or after the date hereof in accordance with Section 6.1 and all employment, change in control or severance agreements entered into prior to the date hereof. For the avoidance of doubt, for purposes of any Benefit Plan or any agreement between an Affected Employee and the Company or any Subsidiary containing a definition of “change in control” or “change of control”, the Closing shall be deemed to constitute a “change in control” or “change of control.”

(g) Nothing contained in this Section 6.9, express or implied, (i) shall prohibit the Surviving Corporation or its Affiliates from amending or terminating or ceasing participation in any Benefit Plan in accordance with its terms and applicable Law, (ii) shall be construed to establish, amend, or modify any Benefit Plan or (iii) is intended to confer upon any Person (including current or former Service Providers, or dependents or beneficiaries of Service Providers) any rights as a third-party beneficiary of this Agreement.

6.10 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement and the financing thereof shall be paid by the party incurring such expense.

6.11 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Buyer Parties, the Surviving Corporation and its respective Subsidiaries shall, jointly and severally, indemnify, defend and hold harmless, to the fullest extent authorized or permitted under the FBCA or other applicable Law, any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or manager (or equivalent position) of the Company or any of its Subsidiaries or any director, officer or manager (or equivalent position) of the Company or its Subsidiaries who is or was serving at the request of Company or any of its Subsidiaries as a director, officer, manager, employee, fiduciary, agent or trustee (or equivalent position) of another Person (each an “Indemnified Party”), against any and all losses, claims, damages, costs, expenses (including attorneys’ fees and disbursements), fines, liabilities, judgments, and amounts that are paid in settlement in any threatened (in writing) or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or manager (or equivalent position) of Company or any of its Subsidiaries, or served at the request of the Company or any of its Subsidiaries as a director, officer, manager, employee, fiduciary, agent or trustee of another Person, prior to the Effective Time, (ii) matters existing or occurring at or prior to the Effective Time, including this Agreement and the transactions contemplated by this Agreement, or (iii) actions or omissions by an Indemnified Party taken at the request of the Company or any of its Subsidiaries (each of (i), (ii), and (iii), collectively “Indemnity Proceedings”), in each case, whether asserted or claimed prior to, at, or after the Effective Time. To the extent permitted under the FBCA or other applicable Law, Parent shall, or shall cause the Surviving Corporation to promptly advance all out-of-pocket expenses of each Indemnified Party in connection with any Indemnity Proceeding as such expenses (including attorneys’ fees and disbursements) are incurred upon receipt from such Indemnified Party of a request therefor (accompanied by invoices or other relevant documentation) upon receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified by applicable Law. In the event any Indemnity Proceeding is brought against any Indemnified Party (and in which indemnification could be sought by such Indemnified Party hereunder), Parent, the Surviving Corporation and their respective Subsidiaries shall cooperate and use commercially reasonable efforts to defend against and respond thereto; provided, that none of Parent, the Surviving Corporation or their respective Subsidiaries shall settle, compromise or consent to the entry of any judgment in such Indemnity Proceeding with respect to any Indemnified Party unless such settlement, compromise or consent includes a release of such Indemnified Party from all liability arising out of such Indemnity Proceeding or such Indemnified Party otherwise consents.

(b) From and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation and its Subsidiaries to, fulfill and honor in all respects the obligations of the Company and its Subsidiaries pursuant to: (i) each indemnification agreement in effect between any of the Company and its Subsidiaries and any Indemnified Party as set forth in Section 6.11(b) of the Company Disclosure Letter; and (ii) any indemnification provision, expense advancement provision and any exculpation provision set forth in the articles of incorporation or bylaws or equivalent organizational documents of the Company and its Subsidiaries as in effect on the date of this Agreement. The articles of incorporation and bylaws of the Surviving Corporation and equivalent organizational documents of the Surviving Corporation’s Subsidiaries shall contain the provisions with respect to indemnification, expense advancement and exculpation from liability at least as favorable as the indemnification, expense advancement and exculpation from liability provisions set forth in the Company’s articles of incorporation and bylaws and equivalent organizational documents of the Company’s relevant Subsidiaries on the date of this Agreement, and, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, such provisions shall not be amended, repealed or otherwise modified in any manner that could adversely affect the rights thereunder of any Indemnified Party.

(c) The Company (at Parent’s expense) shall cause the Indemnified Parties to be covered for a period of six (6) years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by the Company (provided, that the Company may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous to the beneficiaries thereof than such policy and with carriers having a rating comparable to the Company’s current carrier) with respect to acts or omissions occurring prior to the Effective Time that were committed by such Indemnified Parties in their applicable capacities as such (provided, that Parent or the Surviving Corporation, as applicable, shall not be required to pay an annual premium for such insurance in excess of 250% of the aggregate annual premiums currently paid by the Company on annualized basis); provided, that in lieu of the foregoing insurance coverage, at any time after the date hereof, the Company may (at Parent’s expense), purchase a six (6)-year prepaid “tail policy” that provides coverage no less favorable to the Indemnified Parties than the coverage described above.

(d) The provisions of this Section 6.11: (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an Indemnified Party, his or her heirs and his or her personal representatives, (ii) shall be binding on Parent, the Surviving Corporation and its respective successors and assigns, (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, any Benefit Plan, the Company’s articles of incorporation or bylaws (or comparable organizational documents of the Company’s Subsidiaries), or otherwise and (iv) shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the consent of such Indemnified Party.

(e) In the event that Parent, the Surviving Corporation or any of its respective successors or permitted assigns (each, an “Indemnifying Party”) (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of such Indemnifying Party assume all the obligations of such Indemnifying Party pursuant to this Section 6.11.

6.12 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent, the Company and Merger Sub and their respective boards of directors shall grant such approvals and take all such actions as are reasonably necessary under such Takeover Statute so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on such transactions.

6.13 Financing; Financing Cooperation; Credit Agreement; Company Notes.

(a) Parent shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Financing Commitments and shall not permit, without the prior written consent of the Company, any amendment or modification to be made to, or any waiver of any material provision or remedy under the Debt Financing Commitment if such amendment, modification or waiver would (x) reduce the aggregate amount of the Financing below the amount required to consummate the transactions contemplated by this Agreement (including by changing the amount of fees to be paid or original issue discount of the Debt Financing) unless there is a corresponding increase in the Equity Financing Commitment, (y) impose new or additional conditions or otherwise amend, modify or expand any conditions, to the receipt of the Debt Financing in a manner that would reasonably be expected to (I) materially delay (taking into account the Marketing Period) or prevent the Closing Date or (II) adversely impact in any material respect the ability of Parent to consummate the transactions contemplated hereby on the terms hereof or under the Debt Financing Commitment. Parent may replace or amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Financing Commitment as of the date hereof to the extent that the commitments in the aggregate of the lenders to provide the Debt Financing are not reduced as a result of any such replacement or amendment. Parent shall reasonably promptly deliver to the Company copies of any such amendment, modification, waiver or replacement of any Debt Financing Commitment or of any fee or other letter or agreement relating thereto that would affect the Debt Financing in the manner contemplated by foregoing clauses (x) and (y) of this clause (a). For purposes of this Section 6.13 and Section 9.5, references to Financing shall include the financing contemplated by the Financing Commitments as permitted to be amended or modified by this Section 6.13(a) and references to Financing Commitments or Debt Financing Commitment shall include such documents as permitted to be amended or modified by this Section 6.13(a). Without limiting the foregoing, each of the Buyer Parties shall use reasonable best efforts to, to the extent within its control (i) maintain in effect the Debt Financing Commitment until the transactions contemplated by this Agreement are consummated except to the extent additional or alternative financing would then be available to consummate the transactions on the Closing Date, (ii) satisfy all conditions and covenants within the control of the Buyer Parties in the Debt Financing Commitment at or prior to Closing to the extent necessary to consummate the Debt Financing, (iii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Financing Commitment or on such terms acceptable to Parent and the providers of the Debt Financing, and (iv) consummate the Financing at or prior to the Closing on the terms set forth in the applicable Financing Commitment. Without limiting the generality of the foregoing, the Buyer Parties shall give the Company prompt notice: (A) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach or default) by any party to any Financing Commitment or definitive document related to the Financing of which the Buyer Parties become aware to the extent it would impair or delay the Closing or result in insufficient financing to consummate this Agreement; (B) of the receipt of any written notice or other written communication from any Person with respect to any actual or potential breach, default, termination or repudiation by any party to any Financing Commitment or any definitive document related to the Financing or any provisions of the Financing Commitment or any definitive document related to the Financing; and (C) if for any reason the Buyer Parties believe in good faith that they will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Commitment or the definitive documents related to the Financing unless alternative financing would then be available; provided, that in no event will any of the Buyer Parties be under any obligation to disclose any information that is subject to attorney-client privilege if the Buyer Parties shall have used their reasonable best efforts to disclose such information in a way that would not waive such privilege. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment, Parent shall use reasonable best efforts to arrange and obtain, at its sole expense, alternative financing from alternative sources on terms and conditions that are no less favorable, in the aggregate, to Parent than those set forth in the Debt Financing Commitment together with the Equity Financing Commitment, in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event but in no event later than the date on which the Closing is scheduled to occur pursuant to Section 1.2. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.13(a) will require, and in no event will the reasonable best efforts of Parent be deemed or construed to require, Parent to (i) seek the Equity Financing from any source other than the counterparty to, or in any amount in excess of that contemplated by, the Equity Financing Commitment or (ii) pay any fees in connection with the alternative financing that are materially (as a percentage of the total amount of Debt Financing) in excess of those contemplated by the Debt Financing Commitment or Debt Financing fee letters (whether to secure waiver of any conditions contained therein or otherwise), as determined by Parent in its reasonable judgment.

(b) For purposes of this Agreement:

(i) “Marketing Period” shall mean the first (1st) period of eighteen (18) consecutive Business Days after the date of this Agreement throughout which (A) Parent shall have the Essential Marketing Information; provided, that such Business Day period shall not be required to be consecutive to the extent it would include July 3, 2015 (which such date shall be excluded for purposes of, but shall not reset, the eighteen (18) consecutive Business Day period); provided, further that if such Business Day period has not ended on or prior to August 19, 2015, then it will not commence until September 8, 2015; provided, further that if the Company shall in good faith reasonably believe that the Company has provided the Essential Marketing Information in connection with the commencement of the Marketing Period, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with the foregoing requirements unless Parent in good faith reasonably believes the Company has not completed the delivery of the Essential Marketing Information and, within four (4) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Essential Marketing Information the Company has not delivered) and (B) the conditions set forth in Section 7.1 (other than the conditions contemplated by Section 7.1(a) and Section 7.1(b)(ii)) shall have been satisfied or waived (and remain satisfied or waived) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such eighteen (18) consecutive Business Day period; provided, further, that the Marketing Period shall be deemed to have not commenced if, prior to the completion of the Marketing Period, (A) PricewaterhouseCooper LLP shall have withdrawn its audit opinion contained in the Essential Marketing Information or (B) the Company or its auditors have determined to undertake a restatement of any financial statements included in the Essential Marketing Information; provided, further, that in no event shall the eighteen (18) consecutive Business Day period be restarted or cease to continue if financial information required pursuant to Section (i) of the definition of “Essential Marketing Information” is delivered after such eighteen (18) consecutive Business Day period has commenced; provided, further, that the Marketing Period shall end on any earlier date that is the date on which the Debt

Financing otherwise is obtained. Notwithstanding the foregoing, if at any time Parent does not have the Essential Marketing Information or the Essential Marketing Information is not compliant with the requirements set forth in the definition thereof throughout and on the last day of such period, then a new eighteen (18) consecutive Business Day period shall commence upon Parent receiving updated Essential Marketing Information that is so compliant.

(ii) “Essential Marketing Information” shall mean, as of any date, (i) (A) audited consolidated balance sheets of the Company and related statements of operations and changes in cash flows of the Company for the three most recently completed fiscal years of the Company ended at least 90 days before the Closing Date and (B) unaudited consolidated balance sheets and related statements of operations and cash flows of the Company for each subsequent fiscal quarter (or year-to-date period) after the most recent fiscal year in respect of which financial statements described in clause (A) above have been delivered and ended at least 45 days before the Closing Date (other than any fourth fiscal quarter), provided, that the filing of the required financial statements on form 10-K and form 10-Q within such time periods by the Company shall satisfy the requirements of this clause (i), (ii) all financial and related information reasonably requested in writing by Parent or Merger Sub and necessary to permit Parent and Merger Sub to prepare a pro forma consolidated balance sheet and related pro forma statement of operations of the Company as of and for the twelve-month period ending on the last day of the most recently completed four-quarter period and ended at least 45 days prior to the Closing Date (or, if the most recently completed fiscal period is the end of a fiscal year, ended at least 90 days before the Closing Date), prepared after giving effect to the transactions contemplated hereby (including the Financing) as if such transactions had occurred as of such date (in the case of the balance sheet) or at the beginning of such period (in the case of the statement of operations) and (iii) to the extent requested in writing by Parent or Merger Sub, all information reasonably and customarily required for the preparation of, a confidential information memorandum to syndicate the loans included in the Debt Financing. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing. Each Buyer Party acknowledges and agrees that the obtaining of the Financing, or any alternative financing, is not a condition to their respective obligations to effect the Merger.

(c) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use, and shall use their reasonable best efforts to cause the officers, employees, advisors and other Representatives of the Company and its Subsidiaries to use reasonable best efforts to provide to the Buyer Parties, at Parent’s sole expense, all cooperation reasonably requested by the Buyer Parties that is necessary and customary in connection with Parent’s efforts to obtain the Debt Financing, including (i) to the extent reasonably available to the Company, furnishing the Buyer Parties and the providers of Debt Financing the Essential Marketing Information and such other financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by the Buyer Parties, (ii) participating in a reasonable number of meetings (including a customary lender meeting with the parties acting as lead arrangers or agents for, and material prospective lenders for Debt Financing and the senior management of the Company), due diligence sessions and drafting sessions in connection with the Debt Financing at times and in locations reasonably acceptable to the Company and to the extent customary and reasonable and not unreasonably interfering with the business of the Company, (iii) reviewing, as reasonably requested by Parent, rating agency presentations and lender information memoranda relating to the Debt Financing, prepared by Parent and Merger Sub and reasonably required in connection with the Debt Financing; provided, that any rating agency presentations, lender information memoranda, and similar documents required in connection with the Debt Financing shall contain disclosure reflecting the Surviving Corporation or its Subsidiaries as the obligor, (iv) reasonably cooperating with the marketing efforts of the Buyer Parties and the providers of Debt Financing for all or any portion of the Debt Financing, (v) providing and executing documents as may be reasonably requested by Parent, including, (A) customary authorization letters and confirmations in connection with the Essential Marketing Information, (B) to the extent available, documents relating to the repayment of the existing indebtedness of the Company and its Subsidiaries and the release of related liens, including customary payoff letters and (C) agreements, documents or certificates (including insurance) that facilitate the creation, perfection or enforcement of liens securing the Debt Financing as requested by the Buyer Parties or the providers of Financing and that are required to be obtained under the Debt Financing Commitment at Closing, in each case in form and substance reasonably satisfactory to the Parent; provided, that no obligation of the Company or any of its Subsidiaries under any such agreements or documents shall be effective until the Effective Time, (vi) subject to customary confidentiality agreements, using reasonable best efforts to cooperate with the due diligence investigation of the providers of Debt Financing, to the extent customary and reasonable and not unreasonably interfering with the business of the Company, including providing reasonable access as necessary for completion of an initial field exam and audit in connection with the borrowing base for the asset-based loan component of the Debt Financing, (vii) to satisfy on a timely basis all conditions to funding that are applicable to Parent and its Affiliates with respect to that Debt Financing Commitment, (viii) if reasonably requested in writing at least ten (10) Business Days prior to Closing, providing at least three (3) Business Days prior to Closing, and as reasonably requested by the Buyer Parties, all documentation and other information with respect to the Company, the Company’s Subsidiaries and their respective Affiliates that any lender has determined is required by regulatory authorities in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56 (signed into law October 26, 2001), (ix) cooperating in the prepayment and termination of any existing indebtedness of the Company or its Subsidiaries, the termination of all guaranties and security interests in connection therewith and the delivery of customary payoff letters, lien releases and termination documentation with respect to the foregoing, in each case reasonably satisfactory to the Parent, (x) providing a certificate of the chief financial officer or other senior financial officer of the Company with respect to solvency matters as of the Closing on a pro forma basis in the form provided in connection with the Debt Financing, and (xi) using reasonable best efforts to obtain accountant’s comfort letters and legal opinions reasonably requested by the Buyer Parties or the providers of Debt Financing and customary for financings similar to the Financing; provided, however, that, (a) irrespective of the above, no obligation of the Company or any of its Subsidiaries under any such certificate, document or instrument (other than the authorization and representation letters referred to above) shall be effective until the Effective Time and none of the Company or any of its Subsidiaries shall be required to take any action under any such certificate, document or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Effective Time) or that would be effective prior to the Effective Time, (b) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries and (c) neither the Company nor any of its Subsidiaries shall be required to issue any offering or information document. Neither the Company nor any of its Subsidiaries shall be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment in connection with the Financing prior to the Effective Time. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries.

(d) From the date hereof, if Parent requests in writing at least thirty (30) Business Days prior to the Effective Time, the Company shall use reasonable best efforts, as soon as reasonably practicable after receipt of such notice, to (i) commence an offer to purchase any and all of the outstanding aggregate principal amount of the Company Notes in cash using funds provided by Parent at the Closing pursuant to Section 4.7 and/or (ii) commence a related consent solicitation to amend or remove any provisions in the Indenture that may be amended or removed with the consent of the holders of a majority in aggregate principal amount of the Company Notes, (the actions described in the foregoing clause (ii), the “Indenture Amendments” and both actions described in the foregoing clauses (i) and (ii), together with any changes, amendments, extensions or modification proposed by the Company and reasonably agreed to by Parent, are referred to collectively as the “Company Notes Tender Offer”); provided that the Company’s counsel shall provide such legal opinions as may be reasonably requested by the dealer-manager engaged by Parent that are customary and necessary in connection with the Company Notes Tender Offer and that are consistent with such counsel’s internal opinion policies and subject to receipt of all requisite certificates. The Company Notes Tender Offer shall be made on such terms and conditions (including any changes, amendments, extensions or modification of such terms and conditions) as determined and requested by Parent, and all Company Notes Tender Offer documents shall be in form and substance reasonably acceptable to Parent; provided, however, that the terms and conditions of the Company Notes Tender Offer shall provide that such offer shall be contingent upon the consummation of the Merger at the Effective Time, and the parties shall use their respective reasonable best efforts to cause the Company Notes Tender Offer to close concurrently with the Closing. The Company shall coordinate the Company Notes Tender Offer process with Parent and keep Parent promptly and reasonably informed of all material information regarding status, results and timing of the Company Notes Tender Offer. The Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Company Notes Tender Offer, including using reasonable best efforts in assisting with the preparation of the Company Notes Tender Offer documents. The Company (i) shall waive any of the conditions to the Company Notes Tender Offer (other than the occurrence of the Closing) and make any change to the Company Notes Tender Offer, in each case, as may be reasonably requested by Parent and (ii) shall not, without the written consent of Parent, not to be unreasonably withheld, waive any condition to the Company Notes Tender Offer or make any changes to the Company Notes Tender Offer.

(e) Notwithstanding Sections 6.13(c) and 6.13(d) or any other sections in this Agreement to the contrary, the actions contemplated in this Section 6.13 or under any other provision of this Agreement do not and shall not (i) require such cooperation to the extent it would require the Company, any of its Subsidiaries, or any of its or their respective

Representatives to waive or amend any terms of this Agreement, incur any actual or potential liabilities (of any kind), pay any fees, reimburse any expenses, or provide any indemnity, or enter into any definitive agreement, in each case, with respect to any Financing, any actions with respect to the Company Notes or Credit Agreement or any cooperation provided pursuant to this Section 6.13, in each case prior to the Closing for which it has not received prior reimbursement by or on behalf of Parent, or take any actions that would cause the Company or any of its Subsidiaries to breach this Agreement or become unable to satisfy a condition to the Closing, (ii) require such cooperation from the Company, any of its Subsidiaries, or any of its or their respective Representatives to the extent it would reasonably be expected to interfere in any material respect with the ongoing operations of the Company or any of its Subsidiaries, (iii) cause the Company, any of its Subsidiaries, or any of its or their respective Representatives to incur any actual or potential liability under any certificate, agreement, arrangement, document or instrument relating to the Financing, the Company Notes or the Credit Agreement, (iv) involve any binding commitment by the Company, any of its Subsidiaries, or any of its or their respective Representatives which commitment is not conditioned on the Closing and does not terminate without liability to the Company, any of its Subsidiaries, or any of its or their respective Representatives upon the termination of this Agreement, (v) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to be the issuer of any securities or issue any offering document prior to Closing or require the Company, any of its affiliates, or any of its or their respective Representatives to enter into or approve any Financing or purchase agreement for any Financing prior to the Closing, (vi) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to provide any information the disclosure of which is prohibited or restricted by applicable Law or legal proceeding or that is legally privileged, (vii) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to take any action that will conflict with or violate the organizational documents of such person or any applicable Law or legal proceeding, (viii) require any Representative of the Company or any of its Subsidiaries to deliver or be required to deliver any certificate or take any other action pursuant to this Section 6.13 to the extent any such action would reasonably be expected to result in personal liability of any kind to such Representative, or (ix) require the Company, any of its Subsidiaries, or any of its or their respective Representatives prior to Closing to make any representation to Parent, any of its affiliates, any lender, agent or lead arranger to any Financing, or any other person with respect to any actions under this Section 6.13, as to the solvency of the Company, any of its Subsidiaries, or any of its or their respective Representatives, or to deliver or require to be delivered any solvency or similar certificate. Notwithstanding anything to the contrary in this Section 6.13, the parties agree that any action taken or not taken with respect to the matters contemplated by this Section 6.13 will not be taken into account for purposes of determining whether any condition in Article VII is satisfied or whether any right of termination arises under Article VIII, and will not in any event give rise to liabilities or obligations of the Company or its Subsidiaries.

(f) Parent shall indemnify and hold harmless the Company, its Subsidiaries, and their respective Representatives from, against and in respect of any losses, liabilities, damages, claims, costs, expenses, interest, awards, judgments or penalties, of any kind (“Losses”), imposed on, sustained, incurred or suffered by, or asserted against, any of them, directly or indirectly relating to, arising out of or resulting from the arrangement of the Financing, any other cooperation pursuant to this Section 6.13, and/or the provision of information utilized in connection therewith to the fullest extent permitted by applicable Law, except to the extent such Losses arise out of the willful misconduct or intentional fraud of the Company or any of its Subsidiaries. Parent shall from time to time (and upon request by the Company) promptly reimburse the Company for any reasonable out-of-pocket expenses and costs (including reasonable out-of-pocket attorney’s fees and expenses) incurred in connection with the Company’s or its Subsidiaries’ or Representatives’ obligations under Section 6.13. This Section 6.13(f) shall survive the Effective Time or earlier termination of this Agreement.

6.14 Shareholder Litigation. In the event that any shareholder or derivative litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened in writing, prior to the Effective Time against the Company, its Subsidiaries or the members of the Company Board, the Company shall promptly notify Parent of any such shareholder litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall reasonably consult with Parent with respect to the defense or settlement of such litigation and no settlement thereof shall be agreed upon without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

6.15 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.16 Notification of Certain Matters. The Buyer Parties shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of the occurrence, or failure to occur, of any event which occurrence or failure to occur would cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (b) a material failure of the Buyer Parties, on the one hand, or the Company, on the other hand, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to result in any of the conditions to the obligations of the Company or the Buyer Parties, as applicable, set forth in Article VII not being satisfied at the Closing or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that no such notification shall (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice; and provided, further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided under this Section 6.16. The parties agree that the Company’s and Parent’s respective compliance or failure of compliance with this Section 6.16 shall not be taken into account for purposes of determining whether the condition referred to in Section 7.2(b) or 7.3(b), respectively, shall have been satisfied.

6.17 Transfer Taxes. Parent shall assume liability for and shall pay when due all transfer, documentary, sales, use, stamp, registration and other such similar Taxes and fees (including penalties and interest) incurred in connection with the transactions contemplated by this Agreement.

6.18 Director Resignation. The Company shall obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation, effective as of the Effective Time, of those directors of the Company or any Subsidiary of the Company designated by Parent to the Company in writing at least five Business Days prior to the Closing.

6.19 Confidentiality. The Buyer Parties acknowledge that all non-public or other confidential information provided or made available to the Buyer Parties, their Affiliates and their respective Representatives in connection with this Agreement and the other agreements contemplated hereby and the Merger, including without limitation pursuant to Section 6.6 and Section 6.13, is subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each of the Company and Buyer Parties to effect the Merger is subject to the satisfaction or waiver, if permitted by applicable Law and in writing, of each of the following conditions:

(a) Shareholder Approval. The Company Requisite Vote shall have been obtained.

(b) Regulatory Consents. (i) Any waiting period under the HSR Act applicable to the consummation of the Merger shall have expired or been earlier terminated; and (ii) the governmental approvals, consents and/or authorizations set forth in Section 7.1(b) of the Buyer Parties Disclosure Letter, shall have been obtained.

(c) No Injunctions or Restraints; Illegality. No order, injunction, ruling, decree or judgment issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) restraining, enjoining or otherwise preventing the consummation of the Merger or any of the other material transactions contemplated by this Agreement shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger or any of the other material transactions contemplated by this Agreement.

7.2 Conditions to Obligations of the Buyer Parties. The obligations of the Buyer Parties to effect the Merger are also subject to the satisfaction or waiver, if permitted by applicable Law and in writing, by Parent of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) set forth in Sections 5.1(b) and 5.1(f)(ii) shall be true and correct in all respects (except, with respect to Section 5.1(b), for de-minimis differences) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) set forth in Sections 5.1(a), 5.1(c), 5.1(j) and 5.1(s) shall be true and correct in all material respects

(without giving effect to any “materiality”, “Company Material Adverse Effect” or any correlative qualifiers contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iii) set forth in Article V of this Agreement (other than the representations and warranties listed in clauses (i) and (ii) above) shall be true and correct (without giving effect to any “materiality”, “Company Material Adverse Effect” or any correlative qualifiers contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing, any Event that has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received a certificate from the Company, dated as of the Closing Date and signed on behalf of the Company by an authorized officer of the Company, stating that the conditions specified in Sections 7.2(a) and 7.2(b) have been satisfied.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver, if permitted by applicable Law and in writing, by the Company of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Buyer Parties (i) set forth in Sections 5.2(a), 5.2(b) and 5.2(i) shall be true and correct in all material respects (without giving effect to any “materiality” or any correlative qualifiers contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (ii) set forth in Article V of this Agreement (other than the representations and warranties listed in clause (i) above) shall be true and correct (without giving effect to any “materiality” or any correlative qualifiers contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to materially and adversely affect Parent’s or Merger Sub’s ability to perform any of their respective obligations under this Agreement in a timely manner, or prevent, materially delay or materially impede the consummation of the Merger and the other transactions contemplated hereby.

(b) Performance of Obligations of the Buyer Parties. Each of the Buyer Parties shall have performed in all material respects the obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate from the Buyer Parties, dated as of the Closing Date and signed on behalf of the Buyer Parties by an authorized officer of Parent, stating that the conditions specified in Section 7.3(a) and 7.3(b) have been satisfied.

7.4 Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied to excuse such party’s obligation to effect the Merger if such failure was caused, in whole or in part, by such party’s breach of any provision of this Agreement.

ARTICLE VII

ITERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Requisite Vote is obtained, by mutual written consent of the Company and Parent (on behalf of the Buyer Parties).

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by written notice of either Parent (on behalf of the Buyer Parties) or the Company, if:

(a) the Merger shall not have been consummated by 11:59 p.m. (Eastern time) on November 6, 2015, whether such date is before or after the date the Company Requisite Vote is obtained (such date, the “Termination Date”);

(b) the Shareholders Meeting shall have been held and completed and the Company Requisite Vote shall not have been obtained at such Shareholders Meeting or at any adjournment or postponement thereof; or

(c) any Injunction issued by a court of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the Company Requisite Vote has been obtained); provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.2 shall have used commercially reasonable efforts to remove such Injunction;

further, provided, that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party whose breach or failure to fulfill any obligation under this Agreement has been the primary cause of the failure of any condition set forth in this Section 8.2 to have been satisfied on or before the Termination Date.

8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by written notice of the Company:

(a) at any time prior to the receipt of the Company Requisite Vote if (A) the Company Board, or such committee thereof, authorizes the Company, subject to complying with the terms of this Agreement (including Section 6.2(f)), to enter into definitive transaction documentation providing for a Superior Proposal (“Alternative Acquisition Agreement”), (B) immediately prior to or substantially concurrent with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal and (C) the Company immediately prior to or substantially concurrent with such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5;

(b) at any time prior to the Effective Time if there has been a breach of any representation, warranty, covenant or agreement made by the Buyer Parties in this Agreement such that the conditions set forth in Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by the Company to Parent and (ii) the Termination Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(b) at any time when it is in breach of this Agreement and such breach would cause, or result in, the failure of any of the conditions set forth in Section 7.2(a) or 7.2(b) to be satisfied; or

(c) if (i) all of the conditions set forth in Sections 7.1 and 7.2 have been and continue to be satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at Closing), (ii) the Company has confirmed by written notice to Parent that it stands ready, willing and able to consummate the Merger when required pursuant to Section 1.2 and (iii) the Buyer Parties fail to consummate the transactions contemplated by this Agreement within two (2) Business Days of the date the Closing should have occurred pursuant to Section 1.2 (it being understood that during such two (2) Business Day period, Parent shall not be entitled to terminate this Agreement).

8.4 Termination by Parent . This Agreement may be terminated and the Merger may be abandoned by written notice of Parent (on behalf of the Buyer Parties):

(a) at any time prior to the Shareholders Meeting if (i) the Company Board effects a Change of Recommendation; or (ii) there shall have been a material breach of the provisions of Section 6.2, 6.3 or 6.4 which impairs, prevents or materially delays the consummation of the transactions contemplated hereby and, with respect to Section 6.3 or 6.4, such breaches cannot be or are not cured reasonably promptly after written notice thereof; or

(b) at any time prior to the Effective Time if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement such that the conditions set forth in Section 7.2(a) or 7.2(b) would not be satisfied and such breach cannot be or is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by Parent to the Company and (ii) the Termination Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(b) at any time when any Buyer Party is in breach of this Agreement and such breach would cause, or result in, the failure of any of the conditions set forth in Section 7.3(a) or 7.3(b) to be satisfied.

8.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any party hereto of any liability to pay the Termination Fee, Parent Fee or Parent Expenses pursuant to this Section 8.5, (ii) subject to the limitations set forth in Sections 8.5(e) and (f), no such termination shall relieve any of the parties of liability or damages for fraud and (iii) the agreements of the parties contained 6.10 (Expenses), Section 6.19 (Confidentiality), the indemnification and reimbursement provisions of Section 6.13(f), this 8.5, and Article IX, the Confidentiality Agreements and the Parent Fee Commitment Letter shall survive the termination of this Agreement (in the case of the Confidentiality Agreements and Parent Fee Commitment Letter, subject to the terms thereof).

(b) In the event that:

(i) (x) this Agreement is terminated pursuant to Section 8.2(b), (y) any Person shall have publicly disclosed a bona fide Acquisition Proposal after the date hereof and prior to such termination, which Acquisition Proposal had not been publicly withdrawn prior to the Shareholders Meeting, and (z) within twelve (12) months after such termination the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal or consummated any Acquisition Proposal (provided, that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

(ii) this Agreement is terminated by Parent pursuant to Section 8.4(a); or

(iii) this Agreement is terminated by the Company pursuant to Section 8.3(a); then the Company shall:

  (A) in the case of clause (i) above, promptly, but in no event later than three (3) Business Days, after the date on which the Company consummates the Acquisition Proposal referred to in subclause (i)(z) above, pay Parent the Termination Fee by wire transfer of immediately available funds;

  (B) in the case of clause (ii) above, promptly but in no event later than three (3) Business Days after the date of such termination, pay Parent the Termination Fee by wire transfer of immediately available funds; and

  (C) in the case of clause (iii) above, immediately prior to or substantially concurrently with such termination, pay Parent the Termination Fee by wire transfer of immediately available funds (it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion).

“Termination Fee” shall mean (x) an amount equal to $8.2 million, if the Termination Fee becomes payable in connection with the termination of this Agreement (1) by the Company pursuant to Section 8.3(a) in connection with a Superior Proposal made by an Excluded Party or (2) by Parent pursuant to Section 8.4(a) in connection with a Change of Recommendation on account of a Superior Proposal made by an Excluded Party, and (y) an amount equal to $16.7 million, in all other circumstances.

(c) In the event that this Agreement is terminated pursuant to:

(i) Section 8.3(b); or

(ii) Section 8.3(c);

then Parent shall promptly, but in no event later than three (3) Business Days after the date of such termination, pay or cause to be paid to the Company an amount equal to $32.0 million (the “Parent Fee”), by wire transfer of immediately available funds (it being understood that in no event shall Parent be required to pay Parent Fee on more than one occasion).

(d) In the event that (x) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(b) and (y) any Person shall have publicly disclosed a bona fide Acquisition Proposal after the date hereof and prior to such termination, which Acquisition Proposal had not been publicly withdrawn prior to the Shareholders Meeting, then the Company shall pay Parent or Parent’s designee(s), as the case may be (by wire transfer of immediately available funds), the reasonable and documented out-of-pocket fees and expenses incurred by the Buyer Parties in connection with this Agreement and the transactions contemplated by this Agreement including the fees and expenses of counsel, accountants, investment bankers, experts and consultants in an amount not to exceed $3.0 million (the “Parent Expenses”); provided, that any payment of the Parent Expenses shall not affect Parent’s or Parent’s designee(s)’, as the case may be, right to receive any Termination Fee otherwise due under Section 8.3(c), but shall reduce, on a dollar for dollar basis, any Termination Fee due and payable under Section 8.3(c).

(e) The Buyer Parties and the Company acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.

(f) Notwithstanding anything to the contrary in this Agreement, except for (i) an order of specific performance as and only to the extent expressly permitted by Section 9.5(c), (ii) fraud and (iii) the remedies available under the Confidentiality Agreement, the parties hereto expressly acknowledge and agree that:

(i) The Company’s receipt of Parent Fee pursuant to Section 8.5(c), together with the rights and remedies available to the Company in the indemnification and reimbursement provisions of Section 6.13(f), the Equity Financing Commitment and the Parent Fee Commitment Letter (but subject in all cases to the limitations set forth in this Agreement, the Parent Fee Commitment Letter and the Equity Financing Commitment), shall be the sole and exclusive remedies of the Company and its Subsidiaries against the Buyer Parties, their financing sources and any of their respective former, current, or future general or limited partners, shareholders, managers, members, directors, officers, employees, Affiliates or agents (the “Buyer Party Obligors”) for any loss suffered with respect to this Agreement, the Parent Fee Commitment Letter, the transactions contemplated hereby and thereby, the termination of this Agreement, the failure of the Merger to be consummated or any breach of this Agreement or the Parent Fee Commitment Letter by the Buyer Parties.

(ii) In light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement, subject to the indemnification and reimbursement provisions of Section 6.13(f), (A) the payment of Parent Fee pursuant to Section 8.5(c), which constitutes a reasonable estimate of the monetary damages that will be suffered by the Company and its Subsidiaries by reason of breach or termination of this Agreement, shall be in full and complete satisfaction of any and all monetary damages of the Company and its Subsidiaries arising out of or related to this Agreement, the transactions contemplated hereby and thereby (including, any breach by the Buyer Parties), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure against the Buyer Party Obligors; and (B) after being paid such amounts in accordance with the terms of this Agreement (x) none of the Buyer Party Obligors shall have any further liability or obligation to the Company or its Subsidiaries relating to or arising out of this Agreement or the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure and (y) in no event will the Company or any of its Subsidiaries, be entitled to seek to recover or obtain against any of the Buyer Party Obligors any other monetary damages, any recovery or judgment in excess of Parent Fee, or any other remedy based on a claim in Law or in equity with respect thereto, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the transactions contemplated hereby and thereby (including, any breach by the Buyer Parties), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure. For the avoidance of doubt, while the Company may pursue both a grant of specific performance in accordance with Section 9.5(c) and the payment of the Parent Fee under Section 8.5(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the Buyer Parties’ obligation to consummate the transactions contemplated hereby and any monetary damages, including all or any portion of the Parent Fee.

(g) Notwithstanding anything to the contrary in this Agreement, except for (i) an order of specific performance as and only to the extent expressly permitted by Section 9.5(c) and (ii) any willful and material breach by the Company of this Agreement, the parties hereto expressly acknowledge and agree that:

(i) Parent’s receipt of the Termination Fee and the Parent Expenses from the Company pursuant to Section 8.5(b) and Section 8.5(d), respectively, shall be the sole and exclusive remedy of the Buyer Parties and their respective Affiliates against the Company, its Subsidiaries and any of their respective former, current, or future general or limited partners, shareholders, directors, officers, employees, managers, members, Affiliates or agents (the “Company Obligors”) for any loss suffered with respect to this Agreement, the transactions contemplated hereby (including any breach by the Company), the termination of this Agreement, the failure of the Merger to be consummated or any breach of this Agreement by the Company.

(ii) In light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any termination of this Agreement, (A) the payment of the Termination Fee pursuant to Section 8.5(b), which constitutes a reasonable estimate of the monetary damages that will be suffered by the Buyer Parties by reason of breach or termination of this Agreement shall be in full and complete satisfaction of any and all monetary damages of the Buyer Parties arising out of or related to this Agreement, the transactions contemplated hereby and thereby (including, any breach by the Company that is not a willful and material breach), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure against the Company Obligors and (B) after being paid such amounts in accordance with the terms of this Agreement (x) none of the Company Obligors shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure and (y) in no event will the Buyer Parties be entitled to seek to recover or obtain against any of the Company Obligors any other damages, any recovery or judgment in excess of the Termination Fee, or any other remedy based on a claim in Law or in equity with respect thereto, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the transactions contemplated hereby and thereby (including, any breach by the Company), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Non-survival of Representations and Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided, however, this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

9.2 Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that, after the Company Requisite Vote is obtained, no amendment may be made which by Law requires the further approval of the shareholders of the Company without such further approval; provided, further, that any modification or amendment to Section 8.5(f), Section 9.5(d) or clause (v) of the first sentence of Section 9.8 that adversely affects any provider of Debt Financing requires the consent of the providers of Debt Financing adversely affected thereby.

9.3 Waiver of Conditions. The conditions to each of the Buyer Parties’ and the Company’s obligations to consummate the Merger and the other transactions contemplated by this Agreement are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws. Any waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby and references this Section 9.3 or a waiver under this Agreement. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

9.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

9.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) THIS AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER AT LAW, IN CONTRACT, IN TORT OR OTHERWISE) THAT MAY BE BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF, SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF, EXCEPT TO THE EXTENT THAT IT IS MANDATORY, UNDER THE LAWS OF THE STATE OF FLORIDA, THAT THE FBCA APPLY TO THE MERGER. The parties hereby irrevocably submit to the personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware, (the “Chosen Court”) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, or the negotiation, execution or performance hereof, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Chosen Court or that the Chosen Court is an inconvenient forum or that the venue thereof may not be appropriate, or that this Agreement or any such document may not be enforced in or by such Chosen Court, and the parties hereto irrevocably agree that all claims, actions, suits and proceedings or other causes of action (whether at Law, in contract, in tort or otherwise) that may be based upon, arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, or the negotiation, execution or performance hereof shall be heard and determined exclusively in the Chosen Court. The parties hereby consent to and grant any such Chosen Court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid, effective and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT

SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c) (i) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. The parties explicitly agree that the Company shall be entitled to specific performance as a third party beneficiary under the Parent Fee Commitment Letter, subject to the terms thereof, and to specific performance of the Buyer Parties’ obligation hereunder to cause the Termination Obligations to be funded to fund the payment of the Parent Fee, the indemnification and reimbursement obligations of Parent under Section 6.13(f) hereof and any monetary obligations of Parent under clause (ii) of Section 8.5(a) hereof, when and if due and payable.

(ii) Notwithstanding Section 9.5(c)(i), it is explicitly agreed that the Company shall be entitled to seek specific performance as a third party beneficiary under the Equity Financing Commitments, subject to the terms thereof, and to seek specific performance of the Buyer Parties’ obligation hereunder to cause the Equity Financing to be funded to fund the Merger and to cause Parent and/or Merger Sub to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions in this Agreement, if and only if (A) all conditions in Sections 7.1 and 7.2 have been satisfied (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would be satisfied as of such date)), (B) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (C) the Company has irrevocably confirmed in writing to Parent that if the Equity Financing and Debt Financing are funded, then the Closing pursuant to Article II will occur; provided, that while the Company may pursue both a grant of specific performance in accordance with Section 9.5(c) and the payment of Parent Fee, under no circumstances shall the Company be permitted or entitled to receive both (1) a grant of specific performance of the Equity Financing to be funded and/or the consummation of the Merger (which specific performance grant is satisfied) and (2) the payment of Parent Fee; provided, further, that, in no event shall the Company or any Affiliate of the Company seek to recover any money damages in excess of the Parent Fee and the indemnification and reimbursement provisions of Section 6.13(f).

(iii) Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(d) Notwithstanding anything to the contrary in this Agreement, each of the parties hereto agrees that (i) it will not bring or support any action, cause of action, claim, cross- claim or third-party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against the parties providing the Debt Financing, together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns (collectively, the “Debt Finance Parties”), in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing Commitment or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and (ii) that any such action or claim shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other state and (iii) it will waive and hereby waive any right to trial by jury in respect of any such action. In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement against the Debt Finance Parties.

9.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or by overnight courier:

If to the Buyer Parties:

Gruden Acquisition, Inc. and Gruden Merger Sub, Inc.

c/o: Apax Partners, L.P.

601 Lexington Ave #53

New York, NY 10022

Facsimile: (646) 349 3324

Attention: Ashish Karandikar

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

Facsimile: (917) 777-2660

Attention: Ann Beth Stebbins, Esq.

If to the Company:

Quality Distribution, Inc.

4041 Park Oaks Boulevard

Suite 200

Tampa, FL 33610

Facsimile: (813) 569-1621

Attention: John T. Wilson, Senior Vice President, General Counsel and Corporate Secretary

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Facsimile: (212) 859-4000

Attention: Steven Epstein, Esq. Abigail Bomba, Esq.

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party: (a) upon actual receipt, if delivered personally; (b) three (3) Business Days after deposit in the mail, if sent by registered or certified mail; (c) upon confirmation of successful transmission if sent by facsimile or by electronic mail, provided, that any notice received by facsimile or electronic mail on any Business Day after 5:00 p.m. (Eastern time) shall be deemed to have been received at 9:00 a.m. (Eastern time) on the next Business Day (and provided further that if given by facsimile or electronic mail such notice, request, instruction or other document shall be followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein); or (d) on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

9.7 Entire Agreement. This Agreement (including any schedules, exhibits and annexes hereto), the Company Disclosure Letter, the Buyer Parties Disclosure Letter, the Confidentiality Agreements, the Equity Financing Commitments and the Parent Fee Commitment Letter constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8 No Third Party Beneficiaries. Except for (i) the Indemnified Parties pursuant to Section 6.11, (ii) the Company, its Subsidiaries and their respective Representatives with respect to the indemnification and reimbursement obligations of Parent pursuant to Section 6.13(f), (iii) if the Effective Time occurs, the Persons benefiting from Article IV pursuant thereto, (iv) the Persons described in Section 8.5(c) pursuant thereto, who shall be in each case express third party beneficiaries of, and shall be entitled to rely on and enforce, Sections 6.11, 6.13(f), 8.5(e), 9.1, 9.5(b) (c) and (d) this Section 9.8, as applicable, and (v) the Debt Finance Parties, who shall be in each case express third party beneficiaries of, and shall be entitled to rely on and enforce, Section 8.5(f), the proviso of Section 9.2 and Section 9.5(d), this Agreement is not intended to, and does not, confer upon any other Person any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of a party to take any action, such requirement shall be deemed to include an undertaking on the part of that party to cause such Subsidiary to take such action.

9.10 Definitions. For purposes of this Agreement, the term:

(a) “Benefit Plans” means all material benefit and/or compensation plans, contracts, policies, agreements or arrangements (and any amendments thereto) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), and any and all other deferred compensation, severance, equity compensation, stock option, stock purchase, stock appreciation rights, stock unit, stock based, phantom equity, performance award, incentive, change in control, bonus, health or medical insurance, disability insurance, vacation, paid time off, fringe benefits, welfare plan, profit sharing and pension plans, sponsored, maintained or contributed to (or has in the past six years been sponsored, maintained or contributed to) by the Company or any of its Subsidiaries or under which there is or would reasonably be expected to be any material liability or obligation of the Company or any of its Subsidiaries, whether or not such Benefit Plan is or is intended to be (A) arrived at through collective bargaining or otherwise, (B) funded or unfunded, (C) covered or qualified under the Code, ERISA or other applicable Law, (D) set forth in an employment agreement or consulting agreement or (E) written or oral; but in each case other than any plan, contract, policy, agreement or arrangement maintained or sponsored, or with respect to which contributions are mandated by, in each case, any Governmental Entity.

(b) “Business Day” means any day ending at 11:59 p.m. (New York local time) other than a Saturday or Sunday or a day on which commercial banks in the City of New York or the State of Florida are required or authorized by Law or executive order to close.

(c) “Cleanup” shall mean all actions to: (1) cleanup, remove, treat, monitor, assess, contain or remediate Hazardous Substances in the indoor or outdoor environ-ment; (2) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; (4) respond to any government requests for information or documents regarding any Hazardous Substances; or (5) otherwise address or respond to a Release or threatened Release of Hazardous Substances.

(d) “Company Common Stock” means each share of common stock, no par value, of the Company.

(e) “Company Independent Affiliate” means those independent contractors engaged by the Company referred to in the Company Reports as “independent affiliates”.

(f) “Contract” means any agreement, lease, license, contract, note, bond, mortgage, indenture, arrangement or other binding obligation (whether written or oral).

(g) “Environmental Claim” means any actions, suits, claims, hearings, arbitrations, investigations, orders, demands or other proceedings by any Person alleging any potential or actual liability (including liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees, fines or penalties) arising out of, based on, resulting from or relating to (a) the presence, Release of, or exposure to any Hazardous Substances; (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law; or (c) any other matters covered or regulated by, or for which liability is imposed under, Environmental Laws.

(h) “Environmental Law” means any Law concerning the prevention of pollution, the protection, restoration or remediation of the environment or natural resources, or protection of human health and safety from the presence of Hazardous Substances, including Laws relating to: (i) the exposure to, or Releases or threatened Releases of, Hazardous Substances; (ii) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport or handling of Hazardous Substances; or (iii) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

(i) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(j) “ERISA Affiliate” of any entity means each entity that is, or would have been at any date of determination occurring within the six years preceding the Closing Date, treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m), or (o) of the Code.

(k) “GAAP” means United States generally accepted accounting principles and practices as in effect from time to time and applied consistently throughout the periods involved.

(l) “Governmental Entity” means any domestic or foreign governmental or regulatory authority (including The Nasdaq Global Market and any stock exchange), agency, commission, body, court or other legislative, executive or judicial governmental entity or any “self regulatory organization” as defined in Section 3(a)(26) of the Exchange Act.

(m) “Hazardous Substance” means any material, substance, chemical or waste listed, defined, designated, classified or regulated on the date hereof as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Law relating to pollution, waste, or the environment.

(n) “Indebtedness” means all indebtedness of the Company and any of its Subsidiaries, determined in accordance with GAAP, including with respect to (1) all liabilities for borrowed money; (2) all liabilities evidenced by bonds, debentures, notes or other similar instruments; (3) all liabilities under capital leases to the extent required to be capitalized under GAAP; (4) all liabilities for guarantees of another Person in respect of liabilities of the type set forth in clauses (1), (2) and (3); (5) all reimbursement obligations under letters of credit to the extent such letters of credit have been drawn (including standby and commercial); and (6) all liabilities for accrued but unpaid interest and unpaid penalties, fees, charges and prepayment premiums that are payable, in each case, with respect to any of the obligations of a type described in clauses (1) through (5) above. For the avoidance of doubt, “Indebtedness” shall not include trade debt or similar obligations incurred in the ordinary course of business consistent with past practice.

(o) “Knowledge” (and derivative terms thereof) (i) when used in this Agreement with respect to the Company, means the actual knowledge of those persons set forth in Section 9.10(viii) of the Company Disclosure Letter, following reasonable inquiry; and (ii) when used in this Agreement with respect to Parent means the actual knowledge of those persons set forth in Section 9.10(viii) of the Buyer Parties Disclosure Letter, following reasonable inquiry.

(p) “Law” means any federal, state, local or foreign laws, statutes, ordinances, common law, codes, and any applicable rules, regulations, standards, judgments, orders, writs, injunctions, decrees, arbitration awards, agency requirements, licenses or permits of any Governmental Entity.

(q) “Multiemployer Pension Plan” means any Multiemployer Plan that is subject to Title IV of ERISA.

(r) “Multiemployer Plan” means any Benefit Plan that is a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(s) “Parent Fee Commitment Letter” means that certain letter agreement, dated the date hereof, by and between the Equity Investors, on the one hand, and Parent, on the other hand, pursuant to which the Equity Investors have committed to fund the Parent Fee, the indemnification and reimbursement obligations of Parent under Section 6.13(f) hereof and any monetary obligations of Parent under clauses (ii) of Section 8.5(a) hereof, when and if due and payable (collectively, the “Termination Obligations”).

(t) “Permitted Lien” means (A) encumbrances for Taxes or other governmental charges not yet due and delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established; (B) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of Company or its applicable Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate proceedings; (C) easements, covenants, conditions, restrictions and other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the relevant asset to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted; (D) zoning or building codes; and (E) Liens securing the Credit Agreement and/or Company Notes. For the avoidance of doubt, “Liens” does not include any licenses to Intellectual Property.

(u) “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(v) “Release” means release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal leaching or migration into the indoor or outdoor environment (including, without limitation, soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the ambient air, soil, surface water, groundwater or property.

9.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.12 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require. Where a reference in this Agreement is made to any agreement (including this Agreement), contract, statute or regulation, such references are to, except as context may otherwise require, the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder. All references to “dollars” or “$” in this Agreement are to United States dollars.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party hereto has or may have set forth information in its respective disclosure letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.13 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns, but neither this Agreement nor any rights, interests and obligations hereunder shall be assigned by any party, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of each of the other parties and any attempt to make any such assignment without such consent shall be null and void.

[Signatures follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

QUALITY DISTRIBUTION, INC.

By:
Name:
Title:

[Signature Page to Agreement and Plan of Merger]

GRUDEN ACQUISITION, INC.

By:
Name:
Title:

GRUDEN MERGER SUB, INC.

By:
Name:
Title:

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Articles of Incorporation of the Surviving Corporation

ANNEX A

DEFINED TERMS

Terms	Section

Acceptable Confidentiality Agreement	6.2(e)(i)
Acquisition Proposal	6.2(e)(ii)
Affected Employee	6.9(a)
Affiliate	5.1(a)(i)
Agreement	Preamble
Alternative Acquisition Agreement	8.3(a)
Applicable Date	5.1(e)(i)
Articles of Merger	0
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plans	9.10(a)
Book-Entry Shares	4.2(b)
Business Day	9.10(b)
Buyer Parties	Preamble
Buyer Parties Disclosure Letter	5.2
Buyer Party Obligors	8.5(f)(i)
Bylaws	2.2
Change of Recommendation	6.2(f)(i)(A)
Charter	2.1
Chosen Court	9.5(a)
Closing	1.2
Closing Date	1.2
Code	4.6
Collective Bargaining Agreement	5.1(l)(i)
Company	Preamble
Company Board	Recitals
Company Common Stock	9.10(d), 9.10(d)
Company Disclosure Letter	5.1
Company Financial Statements	5.1(e)(ii)
Company Independent Affiliate	9.10(e)
Company Material Adverse Effect	5.1(a)(iii)

Company Notes	5.1(b)
Company Notes Tender Offer	6.13(d)
Company Obligors	8.5(g)(i)
Company Option	4.3(a)
Company PSA	4.3(c)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Company Requisite Vote	5.1(c)(i)
Company RSA	4.3(b)
Competing Business	5.2(n)
Confidentiality Agreement	6.2(e)(iii)
Contract	9.10(f)
Credit Agreement	5.1(b)
Debt Financing	5.2(e)
Debt Financing Commitment	5.2(e)
Dissenting Shares	4.2(g)
DTC	4.2(c)
DTC Payment	4.2(c)
Effective Time	0
Environment	9.10(g)
Environmental Law	9.10(h)
Equity Financing	5.2(e)
Equity Financing Commitments	5.2(e)
Equity Investors	5.2(e)
ERISA	9.10(i)
ERISA Affiliate	9.11
Essential Marketing Information	6.13(b)(ii)
Event	5.1(a)(iii)
Exchange Act	5.1(d)(i)
Exchange Fund	4.2(a)
Excluded Party	6.2(e)(iv)
Excluded Shares	4.1(a)
FBCA	Recitals
Fiduciary Termination	6.2(f)(ii)
Financing	5.2(e)

Financing Commitments	5.2(e)
GAAP	9.10(k)
Go–Shop Period	6.2(a)
Governmental Entity	9.10(l)
Hazardous Substance	9.10(m)
HSR Act	5.1(d)(i)
Indebtedness	9.10(n)
Indemnified Party	6.11(a)
Indemnifying Party	6.11(e)
Indemnity Proceedings	6.11(a)
Indenture	5.1(b)
Injunction	7.1(c)
Insurance Policies	5.1(o)
Intellectual Property	5.1(n)
Intervening Event	6.2(e)(v)
IRS	5.1(h)(iii)
Issuers	4.7
Knowledge	9.10(o)
Law	9.10(p)
Licenses	5.1(i)
Lien	5.1(b)
Losses	6.13(f)
Marketing Period	6.14(b)(i)
Material Contract	5.1(q)(i)(R)
Merger	Recitals
Merger Sub	Preamble
No–Shop Period Start Date	6.2(b)
Parent	Preamble
Parent Fee	8.5(c)(ii)
Parent Fee Commitment Letter	9.10(s)
Paying Agent	4.2(a)
Per Share Merger Consideration	4.1(a)
Permitted Lien	9.10(t)
Person	9.10(u)
Preferred Shares	5.1(b)

Proxy Statement	6.3(a)
Real Property	5.1(p)
Release	9.10(v)
Representatives	6.2(a)
SEC	5.1(e)(i)
Securities Act	5.1(a)(i)
Service Providers	5.1(h)(i)
Shareholders Meeting	6.4
Stock Plan	5.1(b)
Subsidiary	5.1(a)(ii)
Superior Proposal	6.2(e)(vi)
Surviving Corporation	0
Takeover Statute	5.1(j)
Termination Date	8.2(a)
Termination Fee	8.5(b)(iii)(C)
Termination Obligations	9.10(s)
Trustee	4.7